Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Tricon Residential Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Tricon Residential Inc. and its subsidiaries (together, the Company) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of rental properties
As described in Notes 3, 4 and 6 to the consolidated financial statements, the Company had $7,978 million of rental properties as of December 31, 2021. Rental properties are recorded at fair value based on a combination of Broker Price Opinion (BPO) and Home Price Index (HPI) methodologies (the valuation techniques). BPOs are quoted by

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

qualified independent brokers. The brokers value each property based on recent comparable sales and active comparable listings in the area. HPI is used to update the value, on a quarterly basis, of homes that were most recently valued using a BPO as well as homes held for more than six months following initial acquisition. The HPI is calculated based on a repeat-sales model using real estate information databases compiled from public records. The quarterly HPI change (growth rate) is then applied to the previously recorded fair value of the rental homes. The valuation techniques used to determine the fair value of rental properties involve key assumptions that require significant judgment and estimation by management related to comparable sales and active comparable listings in the area used in the BPO and the HPI growth rate.

The principal considerations for our determination that performing procedures relating to valuation of rental properties is a critical audit matter are the significant judgment by management to determine the fair value, which included key assumptions related to comparable sales and active listings in the area used in the BPO and the HPI growth rate. This has resulted in a high degree of subjectivity, auditor judgment and effort in performing procedures and evaluating management's key assumptions. The audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing management’s process for estimating the fair value of the rental properties and evaluating the sufficiency of the disclosures made in the consolidated financial statements, particularly with regard to the sensitivity of the growth rate within the HPI assumption. Testing management’s process included (i) evaluating the appropriateness of the valuation techniques used by management to determine the fair value of rental properties, (ii) testing the completeness and accuracy of underlying data to which the valuation techniques are applied, (iii) the involvement of professionals with specialized skill and knowledge to further assist in assessing the appropriateness of management’s valuation techniques and evaluating the reasonableness of management’s assumption related to recent comparable sales and active listings in the area used in the BPO by benchmarking them to market data, and (iv) the involvement of professionals with specialized skill and knowledge to assist in evaluating the reasonableness of management’s assumption related to the HPI growth rate by recalculating the HPI growth rate using an independent source.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
March 1, 2022

We have served as the Company's auditor since 2010.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Consolidated Balance Sheets
(in thousands of U.S. dollars)
	Notes	December 31, 2021	December 31, 2020

Assets
Non-current assets
Rental properties	6	$7,978,396	$6,321,918
Equity-accounted investments in multi-family rental properties	7	199,285	19,913
Equity-accounted investments in Canadian residential developments	8	98,675	74,955
Canadian development properties	9	133,250	110,018
Investments in U.S. residential developments	10	143,153	164,842
Restricted cash		123,329	116,302
Goodwill	13	29,726	108,838
Deferred income tax assets	14	96,945	102,444
Intangible assets	24	9,324	12,363
Other assets	25	84,749	47,990
Derivative financial instruments	21	363	841
Total non-current assets		8,897,195	7,080,424

Current assets
Cash		176,894	55,158
Amounts receivable	17	41,582	25,593
Prepaid expenses and deposits		32,946	13,659
Total current assets		251,422	94,410
Total assets		$9,148,617	$7,174,834

Liabilities
Non-current liabilities
Long-term debt	18	$3,662,628	$3,863,316
Convertible debentures	19	—	165,956
Due to Affiliate	20	256,362	251,647
Derivative financial instruments	21	230,305	45,494
Deferred income tax liabilities	14	461,689	298,071
Limited partners' interests in single-family rental business	26	947,452	356,305
Long-term incentive plan	31	21,431	11,688
Performance fees liability	32	48,358	6,242
Other liabilities	27	28,958	4,599
Total non-current liabilities		5,657,183	5,003,318

Current liabilities
Amounts payable and accrued liabilities	12	102,954	98,290
Resident security deposits		56,785	45,157
Dividends payable	28	15,821	10,641
Current portion of long-term debt	18	254,805	274,190
Total current liabilities		430,365	428,278
Total liabilities		6,087,548	5,431,596

Equity
Share capital	29	2,114,783	1,192,963
Contributed surplus		22,790	19,738
Cumulative translation adjustment		22,842	23,395
Retained earnings		893,379	499,000
Total shareholders' equity		3,053,794	1,735,096
Non-controlling interest		7,275	8,142
Total equity		3,061,069	1,743,238
Total liabilities and equity		$9,148,617	$7,174,834
The accompanying notes are an integral part of these consolidated financial statements.
Approved by the Board of Directors

David Berman                    Michael Knowlton

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Consolidated Statements of Comprehensive Income
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)
For the years ended	Notes	December 31, 2021	December 31, 2020(1)

Revenue from single-family rental properties	15	$441,743	$366,982
Direct operating expenses	23	(145,768)	(121,242)
Net operating income from single-family rental properties		295,975	245,740

Revenue from private funds and advisory services	16	$50,693	$34,090

Income from equity-accounted investments in multi-family rental properties	7	75,333	746
Income from equity-accounted investments in Canadian residential developments	8	8,200	13,378
Other income	9	4,786	2,565
Income (loss) from investments in U.S. residential developments	10	31,726	(61,776)
Compensation expense	31	(89,951)	(52,095)
Performance fees expense	32	(42,272)	(1,055)
General and administration expense		(41,420)	(34,235)
Loss on debt extinguishment	19	(3,497)	—
Transaction costs		(13,260)	(11,607)
Interest expense	22	(147,680)	(137,146)
Fair value gain on rental properties	6	990,575	220,849
Fair value gain on Canadian development properties	9	10,098	—
Fair value loss on derivative financial instruments and other liabilities	21	(220,177)	(7,461)
Amortization and depreciation expense	24, 25	(12,129)	(10,826)
Realized and unrealized foreign exchange loss		(2,934)	(170)
Net change in fair value of limited partners’ interests in single-family rental business	26	(185,921)	(50,581)
		361,477	(129,414)
Income before income taxes from continuing operations		$708,145	$150,416
Income tax recovery - current	14	43,427	4,045
Income tax expense - deferred	14	(234,483)	(41,824)
Net income from continuing operations		$517,089	$112,637

(Loss) income before income taxes from discontinued operations	5	(77,224)	2,372
Income tax (expense) recovery - current	5	(46,502)	5
Income tax recovery - deferred	5	56,164	1,399
Net (loss) income from discontinued operations		(67,562)	3,776
Net income		$449,527	$116,413

Attributable to:
Shareholders of Tricon		445,255	113,322
Non-controlling interest		4,272	3,091
Net income		$449,527	$116,413

Other comprehensive income
Items that will be reclassified subsequently to net income
Cumulative translation reserve		(553)	3,999
Comprehensive income for the year		$448,974	$120,412

Attributable to:
Shareholders of Tricon		444,702	117,321
Non-controlling interest		4,272	3,091
Comprehensive income for the year		$448,974	$120,412

Basic earnings per share attributable to shareholders of Tricon
Continuing operations	30	2.34	0.56
Discontinued operations	30	(0.31)	0.02
Basic earnings per share attributable to shareholders of Tricon		$2.03	$0.58

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Diluted earnings per share attributable to shareholders of Tricon
Continuing operations	30	2.31	0.56
Discontinued operations	30	(0.31)	0.02
Diluted earnings per share attributable to shareholders of Tricon		$2.00	$0.58

Weighted average shares outstanding - basic	30	219,834,130	194,627,127
Weighted average shares outstanding - diluted	30	222,118,737	195,795,473
(1) Certain comparative figures have been adjusted to conform with the current period presentation. Refer to Note 2 for further details.

The accompanying notes are an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Consolidated Statements of Changes in Equity
(in thousands of U.S. dollars)

	Notes	Share capital	Share capital reserve	Contributed surplus	Cumulative translation adjustment	Retained earnings	Total shareholders' equity	Non - controlling interest	Total

Balance at January 1, 2021		$1,192,963	$—	$19,738	$23,395	$499,000	$1,735,096	$8,142	$1,743,238

Net income		—	—	—	—	445,255	445,255	4,272	449,527
Bought deal offering	29	161,842	—	—	—	—	161,842	—	161,842
Debentures conversion	29	206,798	—	—	—	—	206,798	—	206,798
U.S. initial public offering and private placement	29	547,605	—	—	—	—	547,605	—	547,605
Cumulative translation reserve		—	—	—	(553)	—	(553)	—	(553)
Distributions to non-controlling interest		—	—	—	—	—	—	(5,139)	(5,139)
Dividends/Dividend reinvestment plan	28	5,674	—	—	—	(50,876)	(45,202)	—	(45,202)
Stock-based compensation	31	2,957	—	3,052	—	—	6,009	—	6,009
Shares reserved for restricted share awards	31	(3,056)	—	—	—	—	(3,056)	—	(3,056)
Balance at December 31, 2021		$2,114,783	$—	$22,790	$22,842	$893,379	$3,053,794	$7,275	$3,061,069

Balance at January 1, 2020		$1,201,061	$(13,057)	$20,223	$19,396	$425,515	$1,653,138	$8,044	$1,661,182

Net income		—	—	—	—	113,322	113,322	3,091	116,413
Shares repurchased under put rights on common shares issued to acquire Starlight U.S. Multi-Family (No. 5) Core Fund		(14,922)	13,057	—	—	—	(1,865)	—	(1,865)
Cumulative translation reserve		—	—	—	3,999	—	3,999	—	3,999
Distributions to non-controlling interest		—	—	—	—	—	—	(2,993)	(2,993)
Dividends/Dividend reinvestment plan	28	4,388	—	—	—	(40,192)	(35,804)	—	(35,804)
Stock-based compensation	31	2,977	—	(485)	—	355	2,847	—	2,847
Shares reserved for restricted share awards	31	(541)	—	—	—	—	(541)	—	(541)
Balance at December 31, 2020		$1,192,963	$—	$19,738	$23,395	$499,000	$1,735,096	$8,142	$1,743,238
The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)
For the years ended	Notes	December 31, 2021	December 31, 2020

CASH PROVIDED BY (USED IN)
Operating activities
Net income		$449,527	$116,413
Net loss (income) from discontinued operations	5	67,562	(3,776)
Adjustments for non-cash items	37	(359,411)	(39,880)
Cash paid for AIP, LTIP and performance fees	31, 32	(24,996)	(17,018)
Distributions to non-controlling interests		(5,139)	(2,993)
Advances made to investments	7, 8, 10	(37,248)	(7,702)
Distributions received from investments	7, 8, 10	74,944	78,378
Changes in non-cash working capital items	37	(48,874)	(3,321)
Net cash provided by operating activities from continuing operations		116,365	120,101
Net cash (used in) provided by operating activities from discontinued operations	5	(2,593)	22,912
Net cash provided by operating activities		$113,772	$143,013

Investing activities
Cash acquired in deemed acquisitions		—	19,662
Acquisition of remaining interest of Canadian development properties		—	(7,643)
Acquisition of rental properties	6	(1,835,235)	(356,514)
Capital additions to rental properties	6	(196,572)	(93,568)
Disposition of rental properties	6	34,528	18,070
Additions to fixed assets and other non-current assets	9, 25	(32,875)	(12,993)
Net cash used in investing activities from continuing operations		(2,030,154)	(432,986)
Net cash provided by (used in) investing activities from discontinued operations	5	421,774	(6,562)
Net cash used in investing activities		$(1,608,380)	$(439,548)

Financing activities
Lease payments	27, 38	(2,466)	(2,415)
Issuance (repurchase) of common shares - net of issuance costs	29	700,274	(14,922)
Proceeds from corporate borrowing	38	239,212	163,500
Repayments of corporate borrowing	38	(262,335)	(434,775)
Proceeds from rental and development properties borrowing	38	2,228,218	1,361,458
Repayments of rental and development properties borrowing	38	(1,523,625)	(963,979)
Proceeds from Due to Affiliate	38	—	287,798
Dividends paid	28	(40,022)	(35,637)
Change in restricted cash		(25,295)	(30,515)
Contributions from limited partners	26	479,142	66,112
Distributions to limited partners	26	(73,916)	(46,162)
Net cash provided by financing activities from continuing operations		1,719,187	350,463
Net cash used in financing activities from discontinued operations	5	(102,849)	(7,705)
Net cash provided by financing activities		$1,616,338	$342,758

Effect of foreign exchange rate difference on cash		6	27

Change in cash during the year		121,736	46,250
Cash - beginning of year		55,158	8,908
Cash - end of year		$176,894	$55,158

Supplementary information
Cash paid on
Income taxes		$736	$226
Interest		$146,102	$155,053
The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

1.    NATURE OF BUSINESS

Tricon Residential Inc. (“Tricon” or the “Company”) is an owner and operator of a growing portfolio of approximately 29,000 single-family rental homes located primarily in the U.S. Sun Belt. The Company also invests in adjacent residential businesses which include multi-family rental properties and residential development assets in the United States and Canada. Through its fully integrated operating platform, the Company earns rental income and ancillary revenue from single-family rental properties, income from its investments in multi-family rental properties and residential developments, as well as fees from managing third-party capital associated with its businesses.

Tricon was incorporated on June 16, 1997 under the Business Corporations Act (Ontario) and its head office is located at 7 St. Thomas Street, Suite 801, Toronto, Ontario, M5S 2B7. The Company is domiciled in Canada. Tricon became a public company in Canada on May 20, 2010 and completed an initial public offering of its common shares in the U.S. on October 12, 2021. The Company’s common shares are traded under the symbol TCN on both the New York Stock Exchange and the Toronto Stock Exchange.

These consolidated financial statements were approved for issue on March 1, 2022 by the Board of Directors of Tricon.

2.    BASIS OF PRESENTATION

Preparation of consolidated financial statements

The consolidated financial statements are prepared on a going-concern basis and have been presented in U.S. dollars, which is also the Company’s functional currency. All financial information is presented in thousands of U.S. dollars except where otherwise indicated.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies. The estimates involving a high degree of judgment or complexity, or estimates where assumptions are significant to the consolidated financial statements, are disclosed in Note 4.

These consolidated financial statements have been prepared under the historical cost convention, except for:

(i)Rental properties, which are recorded at fair value with changes in fair value recorded in the consolidated statements of comprehensive income;
(ii)Canadian development properties, which are recorded at fair value with changes in fair value recorded in the consolidated statements of comprehensive income;
(iii)Investments in U.S. residential developments, which are accounted for as equity investments, are recorded at fair value through profit or loss, as permitted by IAS 28, Investments in Associates and Joint Ventures ("IAS 28");
(iv)Derivative financial instruments, which are recorded at fair value through profit or loss; and
(v)Limited partners' interests, which are recorded at fair value through profit or loss.

On March 31, 2021, the Company completed the syndication of its U.S. multi-family rental subsidiary, Tricon US Multi-Family REIT LLC, which resulted in a disposition of 80% of the Company's interest in that subsidiary. Accordingly, the Company reclassified the current- and prior-year period results and cash flows of the U.S. multi-family rental subsidiary as discontinued operations separate from the Company's continuing operations in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations ("IFRS 5") (Note 5).

The accounting impact of the Company's businesses and their presentation in the Company's consolidated financial statements are summarized in the table below.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

	ACCOUNTING		PRESENTATION
Business segment	Accounting assessment	Accounting methodology	Presentation in Balance Sheet	Presentation in Statement of Income	Presentation of Non-controlling interest
Single-Family Rental
Tricon wholly-owned	Controlled subsidiary	Consolidation	Rental properties	Revenue from single-family rental properties	N/A
SFR JV-1	Controlled subsidiary	Consolidation			Limited partners' interests (Component of liabilities)
SFR JV-HD	Controlled subsidiary	Consolidation
SFR JV-2	Controlled subsidiary	Consolidation

Multi-Family Rental
U.S. multi-family (1)	Controlled subsidiary for the period between January 1, 2020 and March 30, 2021, and joint venture from March 31, 2021	Consolidation between January 1, 2020 and March 30, 2021, and equity method from March 31, 2021	Rental properties as at December 31, 2020 Equity-accounted investments in multi-family rental properties as at December 31, 2021	Net income (loss) from discontinued operations between January 1, 2020 and March 30, 2021 Income from equity-accounted investments in multi-family rental properties from March 31, 2021	N/A
Canadian multi-family: 592 Sherbourne (The Selby)	Investments in associate	Equity method	Equity-accounted investments in multi-family rental properties	Income from equity-accounted investments in multi-family rental properties	N/A

Canadian residential developments
The Shops of Summerhill	Joint operation for the period between January 1, 2020 and June 22, 2020, and controlled subsidiary from June 23, 2020	Proportionate consolidation between January 1, 2020 and June 22, 2020, and consolidation from June 23, 2020	Canadian development properties	Other income	N/A
The James (Scrivener Square)					N/A

57 Spadina (The Taylor)	Investments in associate	Equity method	Equity-accounted investments in Canadian residential developments	Income from equity-accounted investments in Canadian residential developments	N/A
WDL - Block 8	Joint venture	Equity method			N/A
WDL - Block 20	Joint venture	Equity method			N/A
WDL - Blocks 3/4/7	Joint venture	Equity method			N/A
WDL - Block 10	Joint venture	Equity method			N/A
6~8 Gloucester (The Ivy)	Joint venture	Equity method			N/A
7 Labatt(2)	Joint venture	Equity method			N/A
Queen & Ontario	Joint venture	Equity method			N/A

U.S. residential developments
Build-to-rent	Investments in associates	Equity method	Investments in U.S. residential developments	Income from investments in U.S. residential developments	N/A
For-sale housing	Investments in associates	Equity method			N/A

Private Funds and Advisory
Private funds GP entities	Controlled subsidiary	Consolidation	Consolidated	Revenue from private funds and advisory services	N/A
Johnson development management	Controlled subsidiary	Consolidation	Consolidated		Component of equity
(1) On March 31, 2021, the Company sold an 80% ownership interest in its U.S. multi-family rental portfolio (Note 5).

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(2) On November 12, 2021, the Company's joint venture, Labatt Village Holding LP, sold its 80% ownership interest in the 7 Labatt project to the remaining joint venture partner.

Changes to comparative figures

Certain comparative figures have been adjusted to conform with the current period presentation, as shown in the table below. There was no impact on the net income and comprehensive income of the Company as a result of this change in presentation.

(in thousands of U.S. dollars)	As previously reported	Reclassify property management overhead(1)	Presentation change of asset management fees(2)	Reclassify U.S. multi-family rental to discontinued operations(3)	Reclassify other income(4)	Reclassify performance fees expense(5)	As adjusted

For the year ended December 31, 2020

Other income and expenses	$(1,399)	$—	$3,173	$—	$791	$—	$2,565
Other income from Canadian development properties	791	—	—	—	(791)	—	—
Property management overhead	(22,654)	22,654	—	—	—	—	—
Compensation expense	(40,100)	(13,050)	—	—	—	1,055	(52,095)
Performance fees expense	—	—	—	—	—	(1,055)	(1,055)
General and administration expense	(23,569)	(9,604)	(3,173)	2,111	—	—	(34,235)
(1) Overhead expense in relation to Tricon's property management platform has been reclassified to compensation expense and general and administration expense to conform with IAS 1.
(2) Other expenses that previously were netted against other income have been reclassified to general and administration expense to conform with IAS 1.
(3) The current- and prior-period results and cash flows of Tricon US Multi-Family REIT LLC have been presented as discontinued operations, and therefore, separated from the Company's continuing operations in accordance with IFRS 5 (Note 5).
(4) Other income from Canadian development properties has now been combined with other income and expense in accordance with guidance on materiality and aggregation per IAS 1, Presentation of Financial Statements.
(5) The interests of participating senior management in equity interests in certain Investment Vehicles have been reclassified from compensation expense to conform with the current period presentation (Notes 3 and 32).

(in thousands of U.S. dollars)	As previously reported	Reclassify investment in 592 Sherbourne LP(1)	As adjusted

As at December 31, 2020

Equity-accounted investments in multi-family rental properties	$—	$19,913	$19,913
Equity-accounted investments in Canadian residential developments	94,868	(19,913)	74,955
(1) The property held by 592 Sherbourne LP was substantially completed and approached stabilization on January 1, 2020 and therefore was reclassified from a residential development to a multi-family rental property.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied in the preparation of these consolidated financial statements.

Consolidation

The consolidated financial statements include the financial statements of the Company and its controlled subsidiaries. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The accounting policies of subsidiaries have been modified where necessary to align them with the policies adopted by the Company. When the Company does not own all of the equity in a subsidiary, the non-controlling equity interest is disclosed in the consolidated balance sheet as a separate component of total equity. A non-controlling interest may also be classified as a financial liability if the non-controlling interest contains an option or a redemption feature, which is the case for SFR JV-1, SFR JV-2 and SFR JV-HD. All intra-group balances and transactions are fully eliminated upon consolidation.

The Company currently consolidates Tricon Single-Family Rental REIT LLC and its wholly-owned subsidiaries, along with SFR JV-1, SFR JV-2 and SFR JV-HD (collectively, the “single-family rental” business), and The James (Scrivener Square) and The Shops of Summerhill (collectively, the "Canadian development properties"). The single-family rental business was previously held through Tricon SF Home Rental ULC until the Company reorganized and simplified its legal structure in May 2020.

Joint arrangements and interests in associates

Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint operations are accounted for using proportionate consolidation as per IFRS 11, Joint Arrangements ("IFRS 11") while joint ventures apply the equity method in accordance with IAS 28.

Joint operations - proportionate consolidation

A joint operation is a joint arrangement under which the investors involved have joint control and usually results from the investors holding direct interests in the assets and liabilities of an investee (without establishing a separate legal entity). During 2020, the Company had interests in one development project (The James) and an adjacent commercial property (The Shops of Summerhill) in Toronto that were accounted for as joint operations. On June 23, 2020, Tricon acquired the remaining ownership interests of 50% and 75% in The James and The Shops of Summerhill, respectively, and as a result, the Company began to consolidate these subsidiaries on a prospective basis (Note 9).

Joint ventures - equity method of accounting

A joint venture is a joint arrangement under which the investors have joint control through a separate legal entity established and hold an interest in the net assets (as opposed to a direct interest in the underlying project). The Company accounts for its joint ventures using the equity method.

Interests in associates - equity method of accounting

An associate is an entity over which the Company has significant influence, but not control (or joint control), in accordance with IAS 28. Generally, the Company is considered to exert significant influence when it holds, directly or indirectly, 20% or more of the voting power of the investee. However, determining significant influence is a matter of judgment and specific circumstances.

Under the equity method, a contribution to an investee is initially recognized at cost and adjusted thereafter to recognize the Company's share of profit or loss of the investee in accordance with Tricon's accounting policies. Distributions received from an investee reduce the carrying amount of the investment.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The Company's associates and joint ventures that are equity-accounted include the following investments in multi-family rental properties and investments in Canadian residential developments:

Name	Type	Principal place of business	Country of incorporation	Ownership interest %	Voting rights %(1)

Associates
592 Sherbourne LP (The Selby)	Limited Partnership	Canada	Canada	15%	50%
57 Spadina LP (The Taylor)	Limited Partnership	Canada	Canada	30%	50%

Joint ventures
WDL 3/4/7 LP	Limited Partnership	Canada	Canada	33%	33%
WDL 8 LP	Limited Partnership	Canada	Canada	33%	33%
WDL 20 LP	Limited Partnership	Canada	Canada	33%	33%
DKT B10 LP	Limited Partnership	Canada	Canada	33%	33%
6-8 Gloucester LP (The Ivy)	Limited Partnership	Canada	Canada	47%	50%
Labatt Village Holding LP	Limited Partnership	Canada	Canada	38%	50%
Tricon US Multi-Family REIT LLC	Limited Liability Corporation	USA	USA	20%	50%
(1) In respect of major decisions only.

The Company's investments in U.S residential developments meet the definition of associates per IAS 28; however, Tricon has elected to apply the exception in paragraph IAS 28.36A, which permits a non-investment company investor to elect to retain investment entity accounting for associates that themselves qualify as investment entities.

Under IFRS 10, Consolidated Financial Statements ("IFRS 10"), an investment entity is an entity that (i) obtains funds from one or more investors for the purpose of providing them with investment management services, (ii) commits to its investors that its business purpose is to invest funds solely for returns from capital appreciation, investment income (including rental income), or both, and (iii) measures and evaluates the performance of substantially all of its investments on a fair value basis.

The following associates meet the definition of an investment entity, and therefore, all of their project assets held through subsidiaries are measured at fair value.

Name	Type	Principal place of business	Country of incorporation	Ownership interest %	Voting rights %(1)		Dissolution date	Remaining extension period (years)

Associates
Tricon Housing Partners US LP(2)	Limited Partnership	USA	USA	68%		68%	7/1/2022	—
Tricon Housing Partners US Syndicated Pool I LP	Limited Partnership	USA	USA	20%		50%	6/7/2022	2
Tricon Housing Partners US Syndicated Pool II LP	Limited Partnership	USA	USA	20%		50%	3/2/2024	2
Tricon Housing Partners US II LP(2),(3)	Limited Partnership	USA	USA	8%	>	50%	11/30/2021	2
Tricon Housing Partners Canada III LP(2)	Limited Partnership	Canada	Canada	10%	>	50%	3/22/2022	—
CCR Texas Equity LP	Limited Partnership	USA	USA	10%		50%	12/31/2022	2
Vistancia West Equity LP	Limited Partnership	USA	USA	7%		50%	12/31/2025	—
Conroe CS Texas Equity LP	Limited Partnership	USA	USA	10%		50%	12/31/2023	1
Lake Norman Equity LP	Limited Partnership	USA	USA	7%		50%	12/31/2025	2
Arantine Hills Equity LP	Limited Partnership	USA	USA	7%		50%	12/31/2028	1
Viridian Equity LP	Limited Partnership	USA	USA	18%		50%	12/31/2027	1
McKinney Project Equity LLC	Limited Partnership	USA	USA	44%		50%	N/A	N/A

Joint ventures
THPAS Holdings JV-1 LLC	Limited Partnership	USA	USA	11%		50%	N/A	N/A
(1) In respect of major decisions only.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(2) For the purposes of analysis under IFRS, it was determined that Tricon acts primarily as an agent for the benefit of its investors in these partnership entities, and thus Tricon does not control these entities in accordance with the criteria set out in IFRS 10.
(3) Tricon Housing Partners US II LP obtained a one-year extension from the limited partners of the fund subsequent to year-end.

Structured entity — unconsolidated

A structured entity is an entity created to accomplish a narrow and well-defined objective. Those entities’ activities are restricted to the extent that they are, in essence, not directed by voting or similar rights. The Company concluded that Tricon PIPE LLC is a structured entity as it was created for the sole purpose of issuing its preferred units to investors and offering financing to the Company (Note 20), and the Company does not have exposure to variable returns related to its involvement in the entity or make the relevant decisions for the entity. Under IFRS 10, such a structured entity does not meet the criteria for control and is not required to be consolidated.

Business combination

The Company assesses whether an acquisition transaction should be accounted for as an asset acquisition or a business combination under IFRS 3, Business Combinations ("IFRS 3"). A business combination is defined as an acquisition of assets and liabilities that constitute a business that is an integrated set of activities consisting of inputs (such as assets), and processes that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders.

The Company applies the acquisition method to account for business combinations in accordance with IFRS 3. The consideration transferred for the acquisition of the business is the fair value of the assets transferred net of the liabilities assumed, any non-controlling interest in the acquiree, as well as any goodwill or bargain purchase gain recognized and measured by the Company. These identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. All acquisition costs associated with a transaction identified as a business combination are expensed as incurred.

Goodwill

Goodwill arises on the acquisition (or deemed acquisition) of subsidiaries and represents the excess of the consideration transferred over the Company’s interest in the net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of any non-controlling interest in the acquiree. Upon initial recognition, goodwill is allocated to the cash-generating unit to which it relates. The Company identifies a cash-generating unit (“CGU”) as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. For example, a CGU can be an individual property or a group of properties. Goodwill acquired in business combinations is allocated to the CGUs that are expected to benefit from the synergies of that business combination.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The Company's goodwill impairment test is performed at the CGU level as it is the lowest level within the Company at which goodwill is monitored for internal management purposes. Any goodwill impairment is recognized immediately as an expense in the consolidated statements of comprehensive income in the period in which it arises and is not subsequently reversed.

Rental properties

The Company's rental properties consist of single-family rental homes held to earn rental income.

At the time of the acquisition of a property, the Company applies judgment when determining if the acquisition is an asset acquisition or a business combination. The Company classifies its acquisitions as asset acquisitions when it acquires a single asset (or a group of similar assets) and it has not assumed any employees or acquired an operating platform. Where the Company has concluded that it has acquired an asset, the Company uses the asset purchase model whereby the initial cost of a rental property is comprised of its purchase price and any directly attributable expenditures. Directly attributable expenditures include transaction costs such as due diligence costs, appraisal fees, environmental fees, legal fees, land transfer taxes and brokerage fees.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Subsequent to initial recognition, rental properties are recorded at fair value in accordance with IAS 40, Investment Property (“IAS 40”). Fair value is determined based on a combination of internal and external processes and valuation techniques according to the valuation policy discussed in Note 6. Gains or losses arising from changes in the fair value and capitalized costs of rental properties are recorded in the consolidated statements of comprehensive income in the period in which they arise.

In determining whether certain costs are additions to the carrying amount of rental properties or period expenses, management applies judgment based on whether these costs are incurred to enhance the service potential of the property. All costs associated with upgrading and extending the economic life of the existing properties, including internal amounts that are directly attributable to a specific rental property, other than ordinary repairs and maintenance, are capitalized to rental property.

Rental income and operating expenses from rental properties are reported within rental revenue and direct operating expenses incurred for rental properties, respectively, in the consolidated statements of comprehensive income.

Foreign currency translation

Currency translation

Foreign currency transactions (Canadian dollar) are translated into U.S. dollars using exchange rates in effect at the date of the transaction. Monetary assets and liabilities denominated in Canadian dollars are translated into U.S. dollars using the exchange rate in effect at the measurement date. Non-monetary assets and liabilities denominated in Canadian dollars are translated into U.S. dollars using the historical exchange rate or the exchange rate in effect at the measurement date for items recognized at FVTPL. Gains and losses arising from foreign exchange are included in the consolidated statements of comprehensive income.

Consolidated entities

For subsidiaries that are required to be consolidated, the results and financial position of those subsidiaries with a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities are translated at the closing rate at the date of the balance sheet;
(ii) income and expenses are translated at average exchange rates. The Company uses monthly average exchange rates due to the volume of transactions each month; and
(iii) all resulting exchange differences are recognized in other comprehensive income.

Other assets

Other assets include fixed assets, leasehold improvements and right-of-use assets.

Fixed assets and leasehold improvements

Fixed assets (building, property-related systems software, vehicles, furniture and office equipment and computer equipment) and leasehold improvements are accounted for at cost less accumulated depreciation and impairment. Leasehold improvements are amortized on a straight-line basis over their useful lives, which are typically their lease terms. All other depreciation expense is recorded on a straight-line basis over the estimated useful lives of the fixed assets, as follows:

Building                        30 years
Furniture, computer and office equipment    2-7 years
Property-related systems software        15 years
Vehicles                    5 years

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The estimated useful lives of fixed assets are reviewed and adjusted, if appropriate, at each financial year-end. As described below under Impairment of non-financial assets, fixed assets are also reviewed at each balance sheet date to determine whether there is an indication of impairment.

Right-of-use assets and lease liabilities

At the lease commencement date, a right-of-use asset and lease liability are recognized on the consolidated balance sheets for all leases, with the exception of short-term and low-value leases. The right-of-use assets and lease liabilities are initially measured at the present value of the lease payments.

Lease payments are apportioned between the implicit finance charge and the implicit repayment of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the consolidated statements of comprehensive income using the effective interest method.

Right-of-use assets are amortized on a straight-line basis over their lease terms and are accounted for at cost less accumulated amortization and reviewed at each balance sheet date to determine whether there is an indication of impairment.

Intangible assets

Intangible assets include capitalized placement fees, customer relationship and contractual development fees.

Placement fees represent costs incurred to secure investment management contracts. Performance fee rights represent costs incurred to obtain rights to receive future performance fees from joint venture projects. These are accounted for as intangible assets carried at cost less accumulated amortization. Amortization is recorded using the straight-line method and is based on the estimated useful lives of the associated joint ventures, which are generally eight years.

The customer relationship intangible relates to the Company’s ownership of The Johnson Companies LP ("Johnson"), in which Tricon owns a 50.1% interest, and represents an estimate of the potential management fees, development fees and commissions that Tricon could collect, based on potential future projects resulting from Johnson’s existing customer relationships at the time of the acquisition of Johnson, and as such are considered to be definite-life intangibles. Similarly, the contractual development fee intangibles from Johnson represent an estimate of the future lot development fees and commissions that Tricon expects to collect over the lives of the projects that Johnson managed at the time of acquisition. They are amortized by project over the estimated periods that the Company expects to collect these fees, which is approximately seven years for both management fees and lot development fees.

Impairment of non-financial assets

Assets that are subject to amortization and depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest CGU level. Non-financial assets are reviewed for possible impairment or reversal of a previously recorded impairment as at each reporting date.

Financial instruments

Financial assets

The Company's financial assets are comprised of cash, restricted cash, amounts receivable and derivative financial instruments. Financial assets within the scope of IFRS 9, Financial Instruments ("IFRS 9") are initially measured at fair value and subsequently classified and measured in one of three categories in accordance with IFRS 9: amortized cost, fair value through other comprehensive income ("FVOCI") or FVTPL.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Transaction costs related to derivative financial instruments are expensed as incurred and charged to income within the consolidated statements of comprehensive income.

Gains and losses arising from changes in the fair value of derivative financial instruments are presented in the consolidated statements of comprehensive income together with gains and losses arising from changes in the fair value of other liabilities.

Financial assets and liabilities classified and measured at FVTPL are presented within changes in operating assets and liabilities in the consolidated statements of cash flows.

Financial assets are derecognized only when the contractual rights to the cash flows from the financial assets expire or the Company transfers substantially all of the risks and rewards of ownership.

The Company assesses, at each balance sheet date, whether or not there is an expected credit loss with respect to amounts receivable. If in a subsequent period the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed, to the extent that the carrying value of the receivable does not exceed its amortized cost at the reversal date. Any subsequent reversal of an impairment loss is recognized in net income.

Financial liabilities

The Company’s financial liabilities consist of amounts payable and accrued liabilities, resident security deposits, dividends payable, debt, convertible debentures, Due to Affiliate, derivative financial instruments, limited partners' interests in rental business and other liabilities.

Financial liabilities within the scope of IFRS 9 are initially measured at fair value and subsequently classified and measured at FVTPL or amortized cost, as appropriate.

A financial liability is derecognized when the obligation under the liability is discharged or canceled, or expires.

Interest expense is accounted for using the effective interest rate method.

The effective interest rate method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the expected life of the instrument. The effective interest rate is the rate that discounts estimated future cash payments or receipts throughout the expected life of the financial instrument, or a shorter period where appropriate, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts.

Gains or losses from the modification of borrowing terms during the year are recognized over the remaining life of the borrowing by adjusting the effective interest rate, on the basis that the terms and conditions of the liability remained largely unchanged. Should the modification be considered substantial, the original financial liability is derecognized and a new financial liability is recognized at fair value.

Derivative financial instruments

Derivative financial instruments, which are comprised of the mandatory prepayment provision related to the Due to Affiliate and the exchange and redemption provisions of the underlying preferred units (Note 21), are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value with the resulting gain or loss reflected in net income. Derivatives are valued using model calibration. Inputs to the valuation model are determined from observable market data wherever possible, including prices available from exchanges, over-the-counter markets and consensus pricing. Certain inputs may not be observable in the market directly, but can be determined from observable prices via model calibration procedures or estimated from historical data or other sources. Any directly attributable transaction costs are allocated between the derivative and the host

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

liability component, and the portion attributed to the derivative is expensed in the consolidated statements of comprehensive income.

Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported on the consolidated balance sheets when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. As of December 31, 2021, the Company does not have any assets or liabilities that are subject to an offsetting agreement.

Limited partners' interests in rental business

The interests of the limited partners in the following subsidiaries are recognized as financial liabilities in accordance with IAS 32, Financial Instruments: Presentation ("IAS 32"):

Investment Vehicle	Subsidiary	Limited partners' ownership interest %

SFR JV-1	SFR JV-1 Equity LLC	66.3%
	SFR JV-1 LP	66.3%
	SFR JV-1 REIT 1 LLC	49.5%
	SFR JV-1 REIT 2 LLC	49.5%
	SFR JV-1 Holding LP	49.5%

SFR JV-2	SFR JV-2 Equity LLC	70.7%
	SFR JV-2 LP	70.7%
	SFR JV-2 REIT 1 LLC	49.5%
	SFR JV-2 REIT 2 LLC	49.5%
	SFR JV-2 Holdings LP	49.5%

SFR JV-HD	SFR JV-HD Equity LLC	66.3%
	SFR JV-HD LP	66.3%
	SFR JV-HD REIT 1 LLC	49.5%
	SFR JV-HD REIT 2 LLC	49.5%
	SFR JV-HD Holdings LP	49.5%

Limited partners' interests in rental business are recorded at fair value through profit or loss and reflect the fair value of the underlying investments in SFR JV-1, SFR JV-2 and SFR JV-HD, along with any contributions by and distributions to limited partners during the period. Changes in the fair value of the limited partners' interests in rental business are reflected in the consolidated statements of comprehensive income.

Cash

Cash includes cash deposited in banks. The Company maintains its cash in financial institutions with high credit quality in order to minimize its credit loss exposure.

Restricted cash

Restricted cash primarily consists of resident security deposits held by the Company in separate bank accounts, as well as property tax reserves, capital reserves, and collateralized rent payment receipts held in bank accounts controlled by lenders.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of new shares are shown as a deduction, net of tax, from the proceeds.

Where the Company purchases its equity share capital to settle restricted share awards or for cancellation, the consideration paid, including any directly attributable incremental costs, is deducted from equity attributable to the Company’s equity holders.

Earnings per share

Basic

Basic earnings per share is determined using the weighted average number of shares outstanding including vested deferred share units, taking into account on a retrospective basis any increases or decreases caused by share splits or reverse share splits occurring after the reporting period, but prior to the consolidated financial statements being authorized for issue.

Diluted

The Company considers the effects of stock compensation, convertible debentures and exchange rights in connection with the preferred unit issuance of Tricon PIPE LLC in calculating diluted earnings per share. Diluted earnings per share is calculated by adjusting net income attributable to shareholders of the Company and the weighted average number of shares outstanding based on the assumption of the conversion of all potentially dilutive shares on a weighted average basis from the beginning of the year or, if later, the date the stock compensation, convertible debentures or conversion rights were issued to the balance sheet date.

Dividends

Dividends on common shares are recognized in the consolidated financial statements in the period in which the dividends are approved by Tricon’s Board of Directors.

Current and deferred income taxes

Income tax expense includes current and deferred income taxes. Income tax expense is recognized in the consolidated statements of comprehensive income, except to the extent that it relates to items recognized directly in equity, in which case the tax is also recognized directly in equity.

Current income taxes are the expected taxes payable on the taxable income for the period, using income tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to income taxes payable in respect of previous years. The Company uses the liability method to recognize deferred income taxes on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred income tax assets are only recorded if it is probable that they will be realized. Enacted or substantively enacted rates in effect at the consolidated balance sheet date that are expected to apply when the deferred income tax asset is realized or the deferred tax liability is settled are used to calculate deferred income taxes.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Revenue

Revenue from single-family rental properties

Revenue recognition under a lease commences when a resident has a right to use the leased asset, which is typically when the resident takes possession of, or controls the physical use of, the leased property. Generally, this occurs on the lease commencement date.

Lease contracts with residents normally include lease and non-lease components, which may be bundled into one fixed gross lease payment. Lease revenue earned directly from leasing the homes is recognized and measured on a straight-line basis over the lease term in accordance with IFRS 16, Leases (“IFRS 16”). Leases for single-family rental homes are generally for a term of one to two years.
Ancillary revenue is income the Company generates from providing services that are not primary rental revenue from a lease contract. Ancillary revenue includes application fees, pet fees, smart home fees, other service fees, late fees and early termination fees. Ancillary revenue is measured at the amount of consideration which the Company expects to receive in exchange for providing services to a resident. Ancillary revenue is included with revenue from single-family rental properties in the consolidated statements of comprehensive income, and the details of revenue, including ancillary income, are discussed in Note 15.

In addition to revenue generated from the lease component, revenue from single-family rental properties includes a non-lease component earned from the residents, which is recognized under IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). Non-lease revenue includes property management services, such as repairs and maintenance performed on the properties. These services represent a single performance obligation and revenue is recognized over time as the services are provided, regardless of when the payment is received. Revenue from rental properties is allocated to non-lease components using a cost-plus margin approach whereby the Company separates the operating costs that pertain to the services provided to the residents and applies a reasonable profit margin.

The Company has concluded that it is the principal in all of its revenue arrangements since it controls the specified goods or services before those goods or services are transferred to customers.

Revenue from private funds and advisory services

The Company's vertically integrated management platform provides asset management, development management and property management services.
The Company provides asset management services to joint venture partners and third-party investors for which it earns market-based fees in connection with its businesses in the U.S. and Canada. These contractual fees are typically 1-2% of committed or invested capital throughout the lives of the Investment Vehicles under management. The Company may also earn performance fees once targeted returns are achieved by an Investment Vehicle. The Company recognizes performance fees only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Consideration for these services is variable as it is dependent upon the occurrence of a future event that includes the repayment of investor capital and a predetermined rate of return. Revenue from performance fees is typically earned and recognized towards the end of the life of an Investment Vehicle.

The Company also earns development management and advisory service fees from third parties and/or related parties. Development management and advisory services are satisfied over time. Revenues are recognized based on the best estimate of the amounts earned for those services, which typically reflects contractual fees of 2-5% of the sales price of single-family lots, residential land parcels and commercial land within master-planned communities, and 4-5% of overall development costs of Canadian multi-family rental apartments. The Company includes variable consideration in the revenues only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Specifically for Johnson, consideration for these services is variable as it is dependent upon the occurrence of a future event that is the sale of the developed property. Revenue is typically recognized as the development of the property is completed, and control has been transferred

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

to the respective buyer. These management fees earned in exchange for providing development management and advisory services are billed upon the sale of the property.

The Company earns property management fees, leasing fees, acquisition and disposition fees, and construction management fees through its rental operating platform. These management services are satisfied over time and revenues are recognized as services are provided in accordance with IFRS 15.

Compensation arrangements

Stock option plan

The Company accounts for its stock option plan by calculating the fair value of the options as of the grant date using a Black-Scholes option pricing model and observable market inputs. This fair value is recognized as compensation cost using the graded vesting method over the vesting period of the options.

Annual Incentive Plan ("AIP")

The Company’s AIP provides for an aggregate bonus pool based on the sum of all employees’ individual AIP targets. The portion of the pool attributable to senior executive management is market-benchmarked and subject to an adjustment factor, as approved by the Board, of between 50% and 150%, based on the achievement of Company performance objectives determined by the Board at the beginning of each year. The final pool is then allocated among employees based on individual and collective performance. AIP awards will be made in cash and equity-based grants, with the proportion of equity-based awards being correlated to the seniority of an individual’s role within the Company. Equity-based AIP awards are granted in a combination of deferred share units ("DSUs"), performance share units ("PSUs"), stock options and restricted shares, pursuant to the Company's Deferred Share Unit Plan ("DSUP"), Performance Share Unit Plan ("PSUP"), Stock Option Plan and Restricted Share Plan, respectively.

Long-term incentive plan ("LTIP")

LTIP expense is generated from two sources: (i) a portion of the Company’s share of performance fees or carried interest from certain Investment Vehicles, paid in cash when received; and (ii) 15% of the income from THP1 US (a U.S. residential development Investment Vehicle), payable in DSUs which vest in equal tranches over a three-year period. Amounts under the LTIP are allocated among employees in accordance with the plan.

For the expense generated from the Company’s share of performance fees or carried interest from certain Investment Vehicles, the Company estimates its total liability by determining the unrealized carried interest at each reporting date based on the estimated fair value of the underlying investments. Once determined, the component that is payable to employees as part of the LTIP is recognized as LTIP liability, and the component that is payable to key management equity participants is allocated to performances fee liability (see Performance fees expense and liability below). The combined amount recognized as LTIP liability and performance fees liability represents no more than 50% of the Company's share of unrealized carried interest for each Investment Vehicle. Changes in the LTIP liability are recognized in the consolidated statements of comprehensive income.

The actual amounts of performance fees to be received and LTIP and performance fees to be paid will depend on the cash realizations of Investment Vehicles and the performance of underlying investments. The values of the LTIP liability and the performance fees liability are determined using intrinsic value or liquidation at fair value in accordance with IAS 19 - Employee Benefits ("IAS 19").

Performance fees expense and liability

Certain members of senior management participate in the potential performance fees payable in respect of certain of the Company’s managed Investment Vehicles, by having invested personal at-risk capital to subscribe for ownership interests in the entity directly or indirectly entitled to receive such performance fees. Any performance fees allocable to participating management members in respect of their equity interests in such entities is reflected as a performance fees liability or expense.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Directors’ fees

One-half of each independent Director’s base annual retainer is paid in DSUs which vest immediately upon their grant. An independent Director may also elect each year to receive a portion of the balance of his or her fees (including his or her base annual retainer and any additional retainer) in DSUs, which also vest on the date of their grant. Any remaining balance of such fees not payable in DSUs is paid in cash. The DSUs granted to Directors are governed by the DSUP.

Reportable segments

Tricon is comprised of four operating segments: Single-Family Rental, Multi-Family Rental, Residential Development and Private Funds and Advisory. Including the Company's corporate activities, there are five reportable segments for internal and external reporting purposes. The reportable segments are business units offering different products and services, and are managed separately due to their distinct operating natures. These five reportable segments have been determined by the Company’s chief operating decision-makers (Note 33).

Accounting standards and interpretations adopted

Effective January 1, 2021, the Company has adopted the amendments to IFRS 9, IAS 39, Financial Instruments: Recognition and Measurement, IFRS 7, Financial Instruments: Disclosure, IFRS 4, Insurance Contracts, and IFRS 16, Leases, as part of phase 2 of its project related to interest rate benchmark reform. The amendments address issues that might affect financial reporting after the reform of an interest rate benchmark, including its replacement with alternative benchmark rates. The adoption of these amendments did not have a significant impact on the Company’s consolidated financial statements.

Accounting standards and interpretations issued but not yet adopted

In January 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements ("IAS 1"), to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. In February 2021, the IASB added an IFRS practice statement to IAS 1 and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8"). The amendments to IAS 1 and IAS 8 are effective for annual reporting periods beginning on or after January 1, 2023.

The IASB issued an amendment to IFRS 3, Business Combinations, to replace references to the conceptual framework for financial reporting from the 2018 framework to clarify what constitutes an asset or liability in business combination. This amendment also includes a new exception for certain liabilities and contingent liabilities and clarified that an acquirer should not recognize contingent assets at the acquisition date. These changes are effective for annual periods beginning on or after January 1, 2022.

The IASB issued amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets ("IAS 37") to clarify how the cost of fulfilling a contract should be accounted for when an onerous contract is established. The amendments are effective for annual periods beginning on or after January 1, 2022.

In May 2021, the IASB issued amendments to IAS 12, Income Taxes ("IAS 12"), to clarify how companies should account for deferred tax on transactions, such as leases and decommissioning obligations. The amendments are effective for annual periods beginning on or after January 1, 2023.

There are no other standards, interpretations or amendments to existing standards that are not yet effective that are expected to have a material impact on the consolidated financial statements of the Company.

4.    CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates can, by definition, differ from the related actual results. The following are the accounting policies subject to judgments and estimation uncertainty that management believes could have a significant risk of causing material adjustments to the amounts recognized in the consolidated financial statements. Actual results could differ from these estimates and the differences may be material.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Significant estimates

Income taxes

The determination of the Company’s income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. Significant estimates are required in determining the Company’s consolidated income tax provision. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current tax and deferred tax provisions. Furthermore, deferred income tax balances are recorded using enacted or substantively enacted future income tax rates. Changes in enacted income tax rates are not within the control of management. However, any such changes in income tax rates may result in actual income tax amounts that may differ significantly from estimates recorded in deferred tax balances.

Valuation of rental properties

The fair values of single-family rental properties are typically determined using a combination of internal and external processes and valuation techniques according to the valuation policy as set out in Note 6. The valuation inputs are considered Level 3 as judgment is used in determining the weight to apply to inputs based on recent repeat-sales data information and whether adjustments are needed to account for unique characteristics of the assets. A change to these inputs could significantly alter the fair values of the rental properties.

Fair value of investments

The fair values of the Company’s investments in U.S. residential development associates are determined using the valuation methodologies described in Note 10. By their nature, these valuation techniques require the use of assumptions that are mainly based on market conditions existing at the end of each reporting period. Changes in the underlying assumptions could materially impact the determination of the fair value of a financial instrument. Imprecision in determining fair value using valuation techniques may affect the investment income recognized in a particular period.

Fair value of incentive plans and participation arrangements

Management is required to make certain assumptions and to estimate future financial performance in order to estimate the fair value of incentive plans and performance fees participation arrangements at each consolidated balance sheet date. Significant estimates and assumptions relating to such incentive plans and participation arrangements are disclosed in Notes 3, 31 and 32. The LTIP and the performance fees liability require management to estimate future non-IFRS earnings measures, namely future performance fees relative to each Investment Vehicle. Future non-IFRS measures are estimated based on current projections, and are updated at least annually, taking into account actual performance since inception.

Goodwill impairment

Assessment of impairment is based on management’s judgment of whether there are internal and external factors that would indicate that an asset or CGU is impaired. The determination of the Company’s goodwill impairment involves management’s significant estimates and assumptions with respect to future cash flows, growth rates and discount rates of the underlying CGU. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ, depending on economic conditions and other events. Changes in any of these underlying assumptions could materially affect the assessment of the recoverable value of a CGU (Note 13).

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Significant judgments

Acquisition of rental properties

The Company’s accounting policies relating to rental properties are described in Note 3. In applying these policies, judgment is exercised in determining whether certain costs are additions to the carrying amount of a rental property and whether properties acquired are considered to be asset acquisitions or business combinations. Should the purchase meet the criteria of a business combination, then transaction costs such as appraisal and legal fees are expensed immediately and included in the consolidated statements of comprehensive income. If the purchase is an asset acquisition, transaction costs form part of the purchase price and earnings are not immediately affected.

Basis of consolidation

The consolidated financial statements of the Company include the accounts of Tricon and its wholly-owned subsidiaries, as well as entities over which the Company exercises control on a basis other than majority ownership of voting interests within the scope of IFRS 10. Judgment is applied in determining if an entity meets the criteria of control as defined in the accounting standard.

Investments in joint ventures and joint arrangements

The Company makes judgments in determining the appropriate accounting for investments in other entities. These judgments include determining the significant relevant activities and assessing the level of influence Tricon has over the activities through contractual arrangements. In addition, the Company also determines whether Tricon's rights and obligations are directly related to the assets and liabilities of the arrangement or to the net assets of the joint arrangement.

5.    DISCONTINUED OPERATIONS

On March 31, 2021, the Company sold an 80% interest in its subsidiary, Tricon US Multi-Family REIT LLC, to two institutional investors for net cash consideration of $431,583. Tricon recognized its remaining 20% interest at fair value on the transaction date and proceeded to account for it as an equity-accounted investment (Note 7).

In accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, the Company reclassified the current- and prior-period results and cash flows of Tricon US Multi-Family REIT LLC as discontinued operations separate from the Company's continuing operations.

Tricon US Multi-Family REIT LLC became the Company’s subsidiary effective January 1, 2020 through the Company’s transition to a rental housing company. On the date of transition, the Company was required to apply the acquisition method of accounting in accordance with IFRS 3 to all subsidiaries that were previously measured at fair value under investment entity accounting. Accordingly, Tricon US Multi-Family REIT LLC (previously TLR Saturn Master LP and its wholly-owned subsidiaries, collectively) were deemed to have been acquired by the Company. The Company recognized $79,112 of goodwill from Tricon US Multi-Family REIT LLC on the corporate balance sheet on transition due to the recognition of deferred tax liabilities that arose from the difference in the tax bases and the fair values of the net assets acquired.

On March 31, 2021, the goodwill balance was deemed to have been disposed of as part of the disposal group from an accounting perspective. As a result, the Company recognized a loss of $84,427 for the three months ended March 31, 2021, mainly attributable to the derecognition of goodwill as described below.

(in thousands of U.S. dollars)	March 31, 2021

Total consideration	$431,583
Net asset value on disposition	(431,583)
Transaction costs	(3,285)
Derecognition of goodwill and other assets	(81,142)
Loss on sale	$(84,427)

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The table below presents the carrying values of the net assets of the disposal group at the date of sale.

(in thousands of U.S. dollars)	March 31, 2021

Net assets
Rental properties	$1,333,406
Goodwill	79,112
Cash and restricted cash	18,553
Net working capital and other	(10,001)
Long-term debt	(800,450)
Net assets of U.S. multi-family rental	620,620
Derecognition of goodwill	(79,112)
Rental properties marked to market on disposition	(2,030)
Net assets value available for sale	539,478
Net assets retained by the Company at 20%	(107,895)
Net assets value for disposition	$431,583

The profit or loss of the discontinued operations was as follows:

(in thousands of U.S. dollars)
For the years ended December 31	2021	2020

Net operating income from multi-family rental properties	$16,224	$65,438

Interest expense	(7,845)	(33,464)
Other expenses	(1,176)	(7,067)
Fair value loss on rental properties	—	(22,535)
Loss on sale	(84,427)	—
(Loss) income before income taxes from discontinued operations	$(77,224)	$2,372
Income tax (expense) recovery - current	(46,502)	5
Income tax recovery - deferred	56,164	1,399
Net (loss) income from discontinued operations	$(67,562)	$3,776

The table below provides a summary of the Company's cash flows attributed to the discontinued operations.

(in thousands of U.S. dollars)
For the years ended December 31	2021	2020

Net cash (used in) provided by operating activities from discontinued operations	$(2,593)	$22,912
Net cash provided by (used in) investing activities from discontinued operations	421,774	(6,562)
Net cash used in financing activities from discontinued operations(1)	(102,849)	(7,705)
Change in cash during the year from discontinued operations	$316,332	$8,645
(1) Includes repayments of the U.S. multi-family credit facility totaling $109,890 for the year ended December 31, 2021 (2020 - $6,000), net of changes in the restricted cash balance.

6.    RENTAL PROPERTIES

Management is responsible for fair value measurements included in the financial statements, including Level 3 measurements. The valuation processes and results are reviewed and approved by the Valuation Committee once every quarter, in line with the Company’s quarterly reporting dates. The Valuation Committee consists of individuals who are knowledgeable and have experience in the fair value techniques for the real estate properties held by the Company. The Valuation Committee decides on the appropriate valuation methodologies for new real estate properties and contemplates changes in the valuation methodology for existing real estate holdings. Additionally, the Valuation Committee analyzes the movements in each property’s (or group of properties') value, which involves assessing the validity of the inputs applied in the valuation.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The following tables present the changes in the rental property balances for the years ended December 31, 2021 and December 31, 2020.

	December 31, 2021
(in thousands of U.S. dollars)	Single-Family Rental	Multi-Family Rental	Total

Opening balance	$4,990,542	$1,331,376	$6,321,918
Acquisitions(1)	1,835,235	—	1,835,235
Capital expenditures	196,572	2,030	198,602
Fair value adjustments(2)	990,575	—	990,575
Dispositions(3)	(34,528)	(1,333,406)	(1,367,934)
Balance, end of year	$7,978,396	$—	$7,978,396
(1) The total purchase price includes $2,720 of capitalized transaction costs in relation to the acquisitions.
(2) Fair value adjustments include realized fair value gains of $409 for the year ended December 31, 2021.
(3) Dispositions for Multi-Family Rental reflect the deconsolidation of the U.S. multi-family rental portfolio on March 31, 2021 (Note 5).

	December 31, 2020
(in thousands of U.S. dollars)	Single-Family Rental	Multi-Family Rental	Total

Opening balance	$4,337,681	$1,344,844	$5,682,525
Acquisitions(1)	356,514	—	356,514
Capital expenditures	93,568	9,067	102,635
Fair value adjustments(2)	220,849	(22,535)	198,314
Dispositions	(18,070)	—	(18,070)
Balance, end of year	$4,990,542	$1,331,376	$6,321,918
(1) The total purchase price includes $1,913 of capitalized transaction costs in relation to the acquisitions.
(2) Fair value adjustments include realized fair value losses of $1,685 for the year ended December 31, 2020.

The Company used the following techniques to determine the fair value measurements included in the consolidated financial statements categorized under Level 3.

Single-family rental homes

Valuation methodology

The fair value of single-family rental homes is typically determined primarily by using the Home Price Index (“HPI”) methodology and periodically Broker Price Opinions (“BPOs”), as applicable. In addition, homes that were purchased in the last three to six months (or properties purchased in the year that are not yet stabilized) from the reporting date are recorded at their purchase price plus the cost of capital expenditures as the home values typically do not change materially in the short term, and capital expenditures generally do not significantly impact values in those periods.

BPOs are quoted by qualified brokers who hold active real estate licenses and have market experience in the locations and segments of the properties being valued. The brokers value each property based on recent comparable sales and active comparable listings in the area, assuming the properties were all renovated to an average standard in their respective areas. The Company typically obtains a BPO when a home is included in a new debt facility.

The HPI methodology is used to update the value, on a quarterly basis, of single-family rental homes that were most recently valued using a BPO as well as single-family rental homes held for more than six months following initial acquisition. The HPI is calculated based on a repeat-sales model using large real estate information databases compiled from public records. The Company uses a weighted twelve-month trailing average HPI change to update the value of its single-family rental homes, with a heavier weight applied to more recent data as home values can change rapidly. The quarterly HPI change is then applied to the previously recorded fair value of the rental homes.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The data used to determine the fair value of the Company’s single-family rental homes is specific to the zip code in which the property is located.

The Company performed a valuation at November 30, 2021 for rental homes acquired prior to October 1, 2021, according to its valuation policy and based on the best information available. HPI growth continued across all markets during the quarter (5.2% net of capital expenditures) compared to 4.2% in the same period in the prior year. There were 3,674 homes valued using the BPO method during the year. The combination of the HPI and BPO methodologies resulted in a fair value gain of $990,575 for the year ended December 31, 2021 (2020 - $220,849). Management has assessed the impact of any market changes that occurred subsequent to the date of the valuation and has determined that there were no material changes to the values as at December 31, 2021.

Sensitivity

The weighted average of the quarterly HPI change was 5.2% (2020 - 4.2%). If the change in the quarterly HPI increased or decreased by 0.5%, the impact on the single-family rental property balance at December 31, 2021 would be $27,036 and ($27,036), respectively (2020 - $19,294 and ($19,294)).

7.    EQUITY-ACCOUNTED INVESTMENTS IN MULTI-FAMILY RENTAL PROPERTIES

The Company’s equity-accounted investments in multi-family rental properties include a joint venture arrangement that operates 23 properties in the U.S. Sun Belt markets, effective as of March 31, 2021, and one 500-unit class A multi-family rental property in Toronto.

On March 31, 2021, the Company completed its previously announced joint venture arrangement with two institutional investors to operate 23 multi-family rental properties (Note 5). The joint venture represents rental properties held in partnership with third parties where decisions relating to the relevant activities of the joint venture require the unanimous consent of all partners.

The Company also holds an investment in an associate ("592 Sherbourne LP", operating as “The Selby”), a multi-family rental property in Toronto, over which it has significant influence.

These arrangements are accounted for under the equity method.

The following table presents the change in the balance of equity-accounted investments in multi-family rental properties for the years ended December 31, 2021 and December 31, 2020.

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020

Opening balance	$19,913	$19,733
Initial recognition of equity-accounted investment in U.S. multi-family rental properties (Note 5)	107,895	—
Advances	453	—
Distributions	(4,428)	(935)
Income from equity-accounted investments in multi-family rental properties	75,333	746
Translation adjustment	119	369
Balance, end of year	$199,285	$19,913

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The following tables present the ownership interests and carrying values of the Company’s equity-accounted investments in multi-family rental properties. The financial information below discloses each investee at 100% and at Tricon's ownership interests in the net assets of the investee.

		December 31, 2021
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets(1)

Joint venture
Tricon US Multi-Family REIT LLC	U.S. Sun Belt	20%	$12,086	$1,705,408	$29,617	$795,886	$891,991	$178,398
Associate
592 Sherbourne LP (The Selby)	Toronto, ON	15%	3,042	267,635	2,411	124,916	143,350	20,887
Total			$15,128	$1,973,043	$32,028	$920,802	$1,035,341	$199,285
(1) Tricon's share of net assets of $199,285 is comprised of $199,909 as per the investees' financial statements less $624 of fair value differences arising from the initial recognition of 592 Sherbourne LP on January 1, 2020 and foreign exchange translation adjustments.

		December 31, 2020
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets(1)

Associate
592 Sherbourne LP (The Selby)	Toronto, ON	15%	$12,988	$252,065	$2,201	$126,008	$136,844	$19,913
Total			$12,988	$252,065	$2,201	$126,008	$136,844	$19,913
(1) Tricon's share of net assets of $19,913 is comprised of $20,534 as per the investees' financial statements less $621 of fair value differences arising from the initial recognition of 592 Sherbourne LP on January 1, 2020 and foreign exchange translation adjustments.

		For the year ended December 31, 2021
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value gains	Net and other comprehensive income	Tricon's share of net income

Joint venture
Tricon US Multi-Family REIT LLC	U.S. Sun Belt	20%	$91,201	$(66,868)	$341,059	$365,392	$73,078
Associate
592 Sherbourne LP (The Selby)	Toronto, ON	15%	9,585	(8,442)	13,884	15,027	2,255
Total			$100,786	$(75,310)	$354,943	$380,419	$75,333

		For the year ended December 31, 2020
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value gains	Net and other comprehensive income	Tricon's share of net income

Associate
592 Sherbourne LP (The Selby)	Toronto, ON	15%	$10,763	$(5,791)	$—	$4,972	$746
Total			$10,763	$(5,791)	$—	$4,972	$746

Based on the assessment of current economic conditions, there are no indicators of impairment for the Company's equity-accounted investments in multi-family rental properties as at December 31, 2021.

8.    EQUITY-ACCOUNTED INVESTMENTS IN CANADIAN RESIDENTIAL DEVELOPMENTS

The Company has entered into certain arrangements in the form of jointly controlled entities and investments in associates for various Canadian multi-family rental developments. Joint ventures represent development properties

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

held in partnership with third parties where decisions relating to the relevant activities of the joint venture require the unanimous consent of the partners. These arrangements are accounted for under the equity method.

The following table presents the change in the balance of equity-accounted investments in Canadian residential developments for the years ended December 31, 2021 and December 31, 2020.

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020

Opening balance	$74,955	$55,408
Advances	30,089	4,294
Distributions	(14,772)	—
Income from equity-accounted investments in Canadian residential developments	8,200	13,378
Translation adjustment	203	1,875
Balance, end of year	$98,675	$74,955

The following tables present the ownership interests and carrying values of the Company’s equity-accounted investments in Canadian residential developments. The financial information below discloses each investee at 100% and at Tricon's ownership interests in the net assets of the investee.

	December 31, 2021
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets(1)

Joint ventures
WDL 3/4/7 LP	Toronto, ON	33%	$4,011	$117,115	$2,466	$63,372	$55,288	$18,437
WDL 8 LP	Toronto, ON	33%	7,150	176,171	13,732	141,191	28,398	9,473
WDL 20 LP	Toronto, ON	33%	760	47,401	853	40,660	6,648	2,223
DKT B10 LP (2)	Toronto, ON	33%	2,359	31,398	3,228	8,786	21,743	8,825
6-8 Gloucester LP (The Ivy)	Toronto, ON	47%	913	72,332	1,737	32,469	39,039	18,477
Labatt Village Holding LP (3)	Toronto, ON	38%	47	—	35	—	12	5
Queen Ontario LP	Toronto, ON	30%	2,271	113,238	908	63,104	51,497	15,775
			17,511	557,655	22,959	349,582	202,625	73,215
Associates
57 Spadina LP (The Taylor)	Toronto, ON	30%	907	154,984	6,014	65,787	84,090	25,460
			907	154,984	6,014	65,787	84,090	25,460
Total			$18,418	$712,639	$28,973	$415,369	$286,715	$98,675

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

	December 31, 2020
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets(1)

Joint ventures
WDL 3/4/7 LP	Toronto, ON	33%	$1,050	$70,918	$7,813	$35,454	$28,701	$9,575
WDL 8 LP	Toronto, ON	33%	6,659	112,488	8,083	88,635	22,429	7,483
WDL 20 LP	Toronto, ON	33%	770	45,697	24	43,653	2,790	937
DKT B10 LP (2)	Toronto, ON	33%	2,683	2,551	966	—	4,268	2,994
6-8 Gloucester LP (The Ivy)	Toronto, ON	47%	3,587	40,799	3,091	6,676	34,619	16,398
Labatt Village Holding LP (3)	Toronto, ON	38%	—	43,160	16	—	43,144	16,180
			14,749	315,613	19,993	174,418	135,951	53,567
Associates
57 Spadina LP (The Taylor)	Toronto, ON	30%	448	113,215	3,419	39,724	70,520	21,388
			448	113,215	3,419	39,724	70,520	21,388
Total			$15,197	$428,828	$23,412	$214,142	$206,471	$74,955
(1) Tricon's share of net assets of $98,675 (December 31, 2020 - $74,955) is comprised of $96,393 (December 31, 2020 - $73,007) as per the investees' financial statements plus $2,282 (December 31, 2020 - $1,948) of fair value differences arising from the initial recognition on January 1, 2020 and foreign exchange translation adjustments.
(2) Tricon's share of net assets of DKT B10 LP includes the purchase price paid to third-party partners for a one-third ownership interest in the partnership.
(3) On November 12, 2021, Labatt Village Holding LP sold its 80% interest in the Labatt Village LP project partnership to the remaining joint venture partner.

	For the year ended December 31, 2021
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value gains (losses)	Net and other comprehensive income (loss)	Tricon's share of net income

Joint ventures
WDL 3/4/7 LP	Toronto, ON	33%	$5	$(12)	$3,129	$3,122	$1,040
WDL 8 LP	Toronto, ON	33%	—	(10)	3,112	3,102	1,034
WDL 20 LP	Toronto, ON	33%	—	—	—	—	—
DKT B10 LP	Toronto, ON	33%	—	—	6,389	6,389	2,130
6-8 Gloucester LP (The Ivy)	Toronto, ON	47%	—	—	4,231	4,231	1,989
Labatt Village Holding LP	Toronto, ON	38%	—	(77)	(5,245)	(5,322)	(1,997)
Queen Ontario LP	Toronto, ON	30%	363	(163)	—	200	60
			368	(262)	11,616	11,722	4,256
Associates
57 Spadina LP (The Taylor)	Toronto, ON	30%	—	(28)	13,171	13,143	3,944
			—	(28)	13,171	13,143	3,944
Total			$368	$(290)	$24,787	$24,865	$8,200

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

	For the year ended December 31, 2020
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value gains (losses)	Net and other comprehensive income (loss)	Tricon's share of net income

Joint ventures
WDL 3/4/7 LP	Toronto, ON	33%	$198	$(104)	$21,742	$21,836	$7,279
WDL 8 LP	Toronto, ON	33%	—	(75)	15,299	15,224	5,074
WDL 20 LP	Toronto, ON	33%	—	(2)	—	(2)	(1)
DKT B10 LP	Toronto, ON	33%	—	(16)	—	(16)	(5)
6-8 Gloucester LP (The Ivy)	Toronto, ON	47%	—	(2)	—	(2)	(1)
Labatt Village Holding LP	Toronto, ON	38%	—	(34)	(345)	(379)	(142)
			198	(233)	36,696	36,661	12,204
Associates
57 Spadina LP (The Taylor)	Toronto, ON	30%	—	(20)	3,933	3,913	1,174
			—	(20)	3,933	3,913	1,174
Total			$198	$(253)	$40,629	$40,574	$13,378

Based on the assessment of current economic conditions, there are no indicators of impairment of the Company's equity-accounted investments in Canadian residential developments as at December 31, 2021.

9.     CANADIAN DEVELOPMENT PROPERTIES

The Company's Canadian development properties include one development project (The James) and an adjacent commercial property (The Shops of Summerhill) in Toronto. The following table presents the changes in the Canadian development properties balance for the years ended December 31, 2021 and December 31, 2020.

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020

Opening balance	$110,018	$35,625
Acquisitions	—	65,861
Development expenditures	12,748	2,998
Fair value adjustments	10,098	—
Translation adjustment	386	5,534
Balance, end of year	$133,250	$110,018

The Company earned $1,327 of commercial rental income from The Shops of Summerhill for the year ended December 31, 2021 (2020 - $791), which is classified as other income.

Valuation methodology

Fair value is determined by independent appraisers who hold recognized and relevant professional qualifications and have recent experience in the location and category of the property being valued. The fair values of Canadian development properties are based on active market prices for similar development assets, and the discounted cash flow methodology is used for commercial income-producing properties.

For properties under development, active market prices for land value per square foot are quoted by third-party appraisers and are adjusted for differences, incorporating the nature of the development, location or condition of the asset, as well as assumptions about the recoverability of development costs, all of which are considered to be level 3 inputs.

For commercial income-producing properties, the discounted cash flow methodology takes into consideration the present value of expected future cash flows from rental operations and the property's eventual sale.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The Canadian development properties were valued on December 1, 2021. Management has assessed whether any market changes have occurred subsequent to the date of valuation and has determined that the value remained valid as at December 31, 2021.

Key valuation assumptions for the Canadian development properties are set out below.

	December 31, 2021	December 31, 2020(1)

Property under development
Land value per square foot(2)	$260	N/A

Commercial income-producing property
Discount rate	4.75%	N/A
Capitalization rate	4.25%	N/A

(1) On June 23, 2020, the Company acquired the remaining ownership interests of 50% and 75% of The James and The Shops of Summerhill. Property values typically do not change materially in the short term, and development expenditures generally do not significantly impact values in the first twelve months after purchase. Hence, it was determined that the purchase price plus the cost of development expenditures approximated fair value as at December 31, 2020.
(2) Equivalent to C$330 per square foot, translated to U.S. dollars at the year-end exchange rate.

Sensitivity

For the property valued using active market prices, a 5.0% increase or decrease in the appraised land value per square foot would result in a change to the fair value of $4,654 or ($4,654), respectively.

For the property valued using the discounted cash flow methodology, a 1.0% increase or decrease in discount rate would result in a change in the fair value of ($3,038) or $3,354, respectively, and a 0.25% increase or decrease in capitalization rate would result in a change in the fair value of ($1,489) or $1,675, respectively.

10.    INVESTMENTS IN U.S. RESIDENTIAL DEVELOPMENTS

The Company makes investments in U.S. residential developments via equity investments and loan advances. Advances made to investments are added to the carrying value when paid; distributions from investments are deducted from the carrying value when received.

The following table presents the changes in the investments in U.S. residential developments for the years ended December 31, 2021 and December 31, 2020.

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020

Opening balance	$164,842	$300,653
Advances	6,706	3,408
Distributions	(55,744)	(77,443)
Derecognition of investment in U.S. residential developments (1)	(4,377)	—
Income (loss) from investments in U.S. residential developments (2)	31,726	(61,776)
Balance, end of year	$143,153	$164,842

Internal debt instruments	$8,629	$13,937
Equity	134,524	150,905
Total investments in U.S. residential developments	$143,153	$164,842
(1) In accordance with IFRS 10, a certain investment in U.S. residential developments has been reclassified and its investment's total assets and total liabilities are now included in the Company's amounts receivable and amounts payable and accrued liabilities, respectively.
(2) There were no realized gains or losses included in the income from investments in U.S. residential developments for the year ended December 31, 2021 (2020 - realized loss of $921).

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The following tables present the ownership interests and carrying values of the Company’s investments in U.S. residential developments. The financial information below discloses each investee at 100% and at Tricon's ownership interests in the net assets of the investee.

	December 31, 2021
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets(1)

Joint ventures and associates
Tricon Housing Partners US LP	USA	68%	$702	$41,428	$151	$—	$41,979	$23,943
Tricon Housing Partners US II LP	USA	8%	9,951	45,806	7,525	—	48,232	13,301
Viridian Equity LP	USA	18%	4	117,622	4	—	117,622	21,108
McKinney Project Equity LLC	USA	44%	—	109,987	—	—	109,987	48,187
THPAS Holdings JV-1 LLC	USA	11%	13,871	109,432	834	—	122,469	13,617
Remaining investments(2)	USA and Canada	7% - 20%	2,864	170,938	14,549	—	159,253	22,997
Total			$27,392	$595,213	$23,063	$—	$599,542	$143,153

		December 31, 2020
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets(1)

Joint ventures and associates
Tricon Housing Partners US LP	USA	68%	$613	$59,171	$87	$—	$59,697	$36,054
Tricon Housing Partners US II LP	USA	8%	15,482	58,376	10,526	—	63,332	23,580
Viridian Equity LP	USA	18%	4	139,301	4	—	139,301	24,854
McKinney Project Equity LLC	USA	44%	—	112,180	—	—	112,180	37,980
THPAS Holdings JV-1 LLC	USA	11%	1,394	63,101	206	—	64,289	6,427
Remaining investments(2)	USA and Canada	7% - 20%	3,629	192,336	19,078	10,360	166,527	35,947
Total			$21,122	$624,465	$29,901	$10,360	$605,326	$164,842
(1)Tricon's share of net assets could vary significantly from its pro-rata share due to the waterfall distribution model which incorporates subordination adjustments that are governed by each venture and partnership agreement.
(2) Includes Tricon's investments in U.S. residential developments that are individually immaterial. See Note 3 for a list of all U.S. residential development investments.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

	For the year ended December 31, 2021
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value (losses) gains	Net and other comprehensive income	Tricon's share of net income(1)

Joint ventures and associates
Tricon Housing Partners US LP	USA	68%	$13,240	$(243)	$(7,725)	$5,272	$3,604
Tricon Housing Partners US II LP	USA	8%	1,968	(1,979)	12,161	12,150	740
Viridian Equity LP	USA	18%	—	—	40,722	40,722	7,455
McKinney Project Equity LLC	USA	44%	—	—	1,220	1,220	11,700
THPAS Holdings JV-1 LLC	USA	11%	844	(2,200)	686	(670)	652
Remaining investments(3)	USA and Canada	7% - 20%	2,483	(2,326)	64,268	64,425	7,575
Total			$18,535	$(6,748)	$111,332	$123,119	$31,726

	For the year ended December 31, 2020
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Revenue	Expenses	Fair value gains (losses)	Net and other comprehensive income	Tricon's share of net income(2)

Joint ventures and associates
Tricon Housing Partners US LP	USA	68%	$8,746	$(447)	$(49,279)	$(40,980)	$(32,839)
Tricon Housing Partners US II LP	USA	8%	1,898	(2,124)	(29,900)	(30,126)	(3,302)
Viridian Equity LP	USA	18%	—	—	9,269	9,269	1,518
McKinney Project Equity LLC	USA	44%	—	—	13,955	13,955	(5,000)
THPAS Holdings JV-1 LLC	USA	11%	—	(895)	7,850	6,955	—
Remaining investments(3)	USA and Canada	7% - 20%	22,348	(18,960)	(25,244)	(21,856)	(22,153)
Total			$32,992	$(22,426)	$(73,349)	$(62,783)	$(61,776)
(1) Tricon's share of net income could vary significantly from its pro-rata share due to the waterfall distribution model which incorporates subordination adjustments that are governed by each venture and partnership agreement.
(2) In light of the COVID-19 pandemic and the related market and economic uncertainty, the Company recognized a fair value write-down in the first quarter of 2020.
(3) Includes Tricon's investments in U.S. residential developments that are individually immaterial. See Note 3 for a list of all U.S. residential development investments.

Based on the assessment of current economic conditions, there are no indicators of impairment of the Company's investments in U.S. residential developments as at December 31, 2021.

Valuation methodology

The investments are measured at fair value as determined by the Company’s proportionate share of the fair value of each Investment Vehicle’s net assets at each measurement date. The fair value of each Investment Vehicle’s net assets is determined by the waterfall distribution calculations specified in the relevant governing agreements. The inputs into the waterfall distribution calculations include the fair values of the land development and homebuilding projects and working capital held by the Investment Vehicles. The fair values of the land development and homebuilding projects are based on appraisals prepared by external third-party valuators or on internal valuations using comparable methodologies and assumptions.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The residential real estate development business involves significant risks that could adversely affect the fair value of Tricon's investments in for-sale housing, especially in times of economic uncertainty. Quantitative information about fair value measurements of the investments uses the following significant unobservable inputs (Level 3):

		December 31, 2021		December 31, 2020
Valuation technique(s)	Significant unobservable input	Range of inputs	Weighted average of inputs	Range of inputs	Weighted average of inputs	Other inputs and key information

Net asset value, determined using discounted cash flow Waterfall distribution model	a) Discount rate (1) b) Future cash flow c) Appraised value (2)	8.0 - 20.0%	16.6%	8.0 - 20.0%	14.9%	Entitlement risk, sales risk and construction risk are taken into account in determining the discount rate.

Price per acre of land, timing of project funding requirements and distributions.

Estimated probability of default.
		1 - 9 years	6.1 years	1 - 7 years	4.5 years
(1) Generally, an increase in future cash flow will result in an increase in the fair value of debt instruments and fund equity investments. An increase in the discount rate will result in a decrease in the fair value of debt instruments and fund equity investments. The same percentage change in the discount rate will result in a greater change in fair value than the same absolute percentage change in future cash flow.
(2) Effective January 1, 2021, Trinity Falls was measured using the discounted cash flow methodology, whereas it was measured at the transaction price in the comparative period. As a result, there was a significant change in the range of inputs and weighted average inputs disclosed compared to December 31, 2020.

Sensitivity

For those investments valued using discounted cash flows, an increase of 2.5% in the discount rate results in a decrease in fair value of $10,647 and a decrease of 2.5% in the discount rate results in an increase in fair value of $11,935 (December 31, 2020 - ($4,144) and $4,568, respectively).

11.     FAIR VALUE ESTIMATION

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on this basis, unless otherwise noted.

Inputs to fair value measurement techniques are disaggregated into three hierarchical levels, which are based on the degree to which inputs to fair value measurement techniques are observable by market participants:

•Level 1 - Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

•Level 2 - Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset’s or liability’s anticipated life.

•Level 3 - Inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.

Fair value measurements are adopted by the Company to calculate the carrying amounts of various assets and liabilities.

Acquisition costs, other than those related to financial instruments classified as FVTPL which are expensed as incurred, are capitalized to the carrying amount of the instrument and amortized using the effective interest method.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The following table provides information about assets and liabilities measured at fair value on the balance sheet and categorized by level according to the significance of the inputs used in making the measurements:

	December 31, 2021			December 31, 2020
(in thousands of U.S. dollars)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Rental properties (Note 6)	$—	$—	$7,978,396	$—	$—	$6,321,918
Canadian development properties (Note 9)	—	—	133,250	—	—	110,018
Investments in U.S. residential developments (Note 10)	—	—	143,153	—	—	164,842
Derivative financial instruments (Note 21)	—	363	—	—	841	—
	$—	$363	$8,254,799	$—	$841	$6,596,778
Liabilities
Derivative financial instruments (Note 21)	$—	$230,305	$—	$—	$45,494	$—
Limited partners' interests in single-family rental business (Note 26)	—	—	947,452	—	—	356,305
	$—	$230,305	$947,452	$—	$45,494	$356,305

There have been no transfers between levels for the year ended December 31, 2021.

Cash, restricted cash, amounts receivable, amounts payable and accrued liabilities, lease liabilities (included in other liabilities), resident security deposits and dividends payable are measured at amortized cost, which approximates fair value because they are short-term in nature.

12.    AMOUNTS PAYABLE AND ACCRUED LIABILITIES

Amounts payable and accrued liabilities consist of the following:

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020

Trade payables and accrued liabilities	$43,488	$31,182
Accrued property taxes	30,524	37,987
AIP liability (Note 31)	12,137	7,120
Income taxes payable	1,982	337
Interest payable	12,944	18,566
Deferred income	45	1,294
Current portion of lease obligations (Note 27)	1,834	1,804
Total amounts payable and accrued liabilities	$102,954	$98,290

13.     GOODWILL

The goodwill recorded in the consolidated financial statements relates to the following groups of CGUs:

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020

Johnson	$219	$219
Multi-Family Rental	—	79,112
Single-Family Rental (1)	29,507	29,507
Total goodwill	$29,726	$108,838
(1) Relates to the Tricon wholly-owned portfolio.

On March 31, 2021, the Company disposed of 80% of its interest in the U.S. multi-family rental business and deconsolidated its underlying assets and liabilities (Note 5). Accordingly, $79,112 of goodwill associated with the U.S. multi-family rental business has been removed from the Company’s balance sheet as of March 31, 2021.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Goodwill is tested for impairment at least annually on December 31, using estimates and assumptions affected by factors such as economic and industry conditions and changes in operating performance. The Company’s assumptions used in goodwill impairment testing are affected by current market conditions and the expected net operating income in each of the CGUs. The Company compared the aggregate recoverable amount of the group of assets included in the relevant CGUs to their respective carrying amounts. The recoverable amount was determined based on the fair value less costs of disposal of the CGUs. This fair value measurement is categorized as Level 3 in the fair value hierarchy and requires assumptions about revenue and operating expense growth rates as well as discount rates, which are discussed below.

	December 31, 2021		December 31, 2020
	Single-Family Rental	Multi-Family Rental	Single-Family Rental	Multi-Family Rental

Weighted average growth rate - Years 1-5	4.5%	N/A	3.3%	3.5%
Long-term growth rate	1.5%	N/A	1.0%	1.0%
Discount rate	5.0%	N/A	5.0%	6.0%

Growth rates

Growth rates over the five-year period are a combination of management’s estimate of annual growth for the next fiscal year based on historical growth rates achieved for the two preceding years, where appropriate. Management also used available market forecasts and data for the growth rate for the next two to five years based on industry reports. The projections also take into account future expected capital expenditures to maintain the condition of the rental properties to drive future revenue growth.

Long-term growth rates

Cash flows beyond the five-year period are based largely on management’s estimate of the ability of the CGU to grow in a mature and stable market.

Discount rates

Discount rates represent the current market assumption of the risks specific to each CGU regarding the time value of money and individual risks of the underlying assets, rather than the Company’s specific discount rates.

Based on the assessment of current economic conditions and of the underlying cash flows at the CGU level, management concluded that there was no impairment of goodwill as at December 31, 2021, as the recoverable amounts of the individual CGUs exceeded their carrying values.

Sensitivity

The fair value less costs of disposal model utilized in calculating recoverable value is sensitive to changes in the discount rate and long-term growth rate. For the single-family rental group of CGUs, no reasonable change in assumptions would cause the recoverable amounts to fall below the carrying values.

Management will continue to monitor the market and economic conditions that could impact the significant estimates used in the discounted cash flow for annual impairment testing.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

14.    INCOME TAXES

(in thousands of U.S. dollars)
For the years ended December 31	2021	2020

Income tax recovery - current	$43,427	$4,045
Income tax expense - deferred	(234,483)	(41,824)
Income tax expense from continuing operations	$(191,056)	$(37,779)

Income tax (expense) recovery from discontinued operations - current	$(46,502)	$5
Income tax recovery from discontinued operations - deferred	56,164	1,399
Income tax recovery from discontinued operations	$9,662	$1,404

The tax on the Company’s income differs from the theoretical amount that would arise using the weighted average tax rate applicable to income of the consolidated entities as follows:

(in thousands of U.S. dollars)
For the years ended December 31	2021	2020

Income before income taxes from continuing operations	$708,145	$150,416
Combined statutory federal and provincial income tax rate	26.50%	26.50%
Expected income tax expense	187,658	39,860
Non-taxable gains on investments	(2,606)	(1,460)
Non-taxable losses on derivative financial instruments	51,590	1,912
Foreign tax rate differential (1)	(44,450)	(8,724)
Other, including permanent differences (2)	(1,136)	6,191
Income tax expense from continuing operations	$191,056	$37,779
(1) Effective January 1, 2020, the Company’s single-family rental business is subject to the U.S. ordinary income tax rate of 21%, resulting in a reduction in Tricon’s effective tax rate from the Canadian combined statutory income tax rate of 26.5%.
(2) Other permanent differences are comprised of non-deductible share compensation, non-deductible debentures discount amortization and non-deductible interest expense.

The expected realization of deferred income tax assets and deferred income tax liabilities is as follows:

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020

Deferred income tax assets
Deferred income tax assets to be recovered after more than 12 months	$96,945	$102,444
Deferred income tax assets to be recovered within 12 months	—	—
Total deferred income tax assets	$96,945	$102,444

Deferred income tax liabilities
Deferred income tax liabilities reversing after more than 12 months	$461,689	$298,071
Deferred income tax liabilities reversing within 12 months	—	—
Total deferred income tax liabilities	$461,689	$298,071

Net deferred income tax liabilities	$364,744	$195,627

The movement of the deferred income tax accounts was as follows:

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020

Change in net deferred income tax liabilities
Net deferred income tax liabilities, beginning of year	$195,627	$155,974
Charge to the statement of comprehensive income	178,319	40,425
Credit to equity	(9,173)	—
Other	(29)	(772)
Net deferred income tax liabilities, end of year	$364,744	$195,627

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The tax effects of the significant components of temporary differences giving rise to the Company’s deferred income tax assets and liabilities were as follows:

(in thousands of U.S. dollars)	Investments	Long-term incentive plan accrual	Performance fees liability	Issuance costs	Net operating losses	Other	Total

Deferred income tax assets
At December 31, 2020	$16,677	$6,211	$—	$1,702	$72,292	$5,562	$102,444
(Reversal) / Addition	(5,946)	2,447	10,681	11,210	(25,295)	1,404	(5,499)
At December 31, 2021	$10,731	$8,658	$10,681	$12,912	$46,997	$6,966	$96,945

(in thousands of U.S. dollars)					Rental properties	Other	Total

Deferred income tax liabilities
At December 31, 2020					$297,057	$1,014	$298,071
Addition / (Reversal)					164,005	(387)	163,618
At December 31, 2021					$461,062	$627	$461,689

The Company believes it will have sufficient future income to realize the deferred income tax assets.

15.     REVENUE FROM SINGLE-FAMILY RENTAL PROPERTIES

The components of the Company's revenue from single-family rental properties are as follows:

(in thousands of U.S. dollars)
For the years ended December 31	2021	2020

Base rent	$363,510	$301,538
Other revenue (1)	20,199	13,946
Non-lease component	58,034	51,498
Total revenue from single-family rental properties (2)	$441,743	$366,982
(1) Other revenue includes revenue earned on ancillary services and amenities as well as lease administrative fees.
(2) Revenue from U.S. multi-family rental properties for the years ended December 31, 2021 and 2020 has been reclassified to discontinued operations (Note 5).

16.    REVENUE FROM PRIVATE FUNDS AND ADVISORY SERVICES

The components of the Company’s revenue from private funds and advisory services are described in the table below. Intercompany revenues and expenses between the Company and its subsidiaries, such as property management fees, are eliminated upon consolidation. Under certain arrangements, asset-based fees that are earned from third-party investors in Tricon's subsidiary entities are billed directly to those investors and are therefore not recognized in the accounts of the applicable subsidiary. These amounts are included in the asset management fees revenue recognized in the statements of comprehensive income.

(in thousands of U.S. dollars)
For the years ended December 31	2021	2020

Asset management fees	$12,719	$12,061
Performance fees	8,909	2,836
Development fees	24,418	18,298
Property management fees	4,647	895
Total revenue from private funds and advisory services	$50,693	$34,090

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

17.    AMOUNTS RECEIVABLE

Amounts receivable consist of rent receivables, trade receivables, income tax recoverable and other receivables.

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020

Rent receivables	$4,510	$4,274
Trade receivables	4,818	5,263
Income tax recoverable	2,771	3,282
Other receivables (1)	29,483	12,774
Total amounts receivable	$41,582	$25,593
(1) Other receivables are comprised of amounts due from affiliates and various amounts recoverable from third parties.

18.    DEBT

The following table presents a summary of the Company's outstanding debt as at December 31, 2021:

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

		December 31, 2021
(in thousands of U.S. dollars)	Maturity dates	Coupon/stated interest rates	Interest rate floor		Interest rate cap		Effective interest rates	Extension options(1)	Total facility	Outstanding balance

Term loan(2)	October 2022	LIBOR+2.00%	0.50	% LIBOR	2.50	% LIBOR	2.50%	N/A	$220,197	$220,197
SFR JV-HD subscription facility(3)	May 2023	LIBOR+1.90%	0.15	% LIBOR	N/A		2.05%	one year	100,000	100,000
SFR JV-2 subscription facility(4)	July 2023	LIBOR+1.90%	0.15	% LIBOR	N/A		2.05%	one year	400,000	350,000
Securitization debt 2017-2(2)	January 2024	3.67%	N/A		N/A		3.67%	N/A	358,602	358,602
SFR JV-HD warehouse credit facility(5)	May 2024	LIBOR+1.90%	0.15	% LIBOR	2.60	% LIBOR	2.05%	one year	375,000	66,637
SFR JV-2 warehouse credit facility(6)	July 2024	LIBOR+1.90%	0.15	% LIBOR	3.25	% LIBOR	2.05%	one year	600,000	492,103
Securitization debt 2018-1(2)	May 2025	3.96%	N/A		N/A		3.96%	N/A	311,479	311,479
SFR JV-1 securitization debt 2019-1(2)	March 2026	3.12%	N/A		N/A		3.12%	N/A	332,764	332,764
SFR JV-1 securitization debt 2020-1(2)	July 2026	2.43%	N/A		N/A		2.43%	N/A	552,882	552,882
SFR JV-1 securitization debt 2021-1(2),(7)	July 2026	2.57%	N/A		N/A		2.57%	N/A	683,567	683,567
Securitization debt 2020-2(2)	November 2027	1.94%	N/A		N/A		1.94%	N/A	438,251	438,251
Single-family rental properties borrowings							2.60%		4,372,742	3,906,482

Land loan(8)	July 2022	Prime+1.25%	3.70%		N/A		3.82%	N/A	22,086	22,086
Mortgage(9)	September 2022	3.67%	N/A		N/A		3.67%	N/A	12,121	12,121
Construction facility(8)	TBD	Prime+1.25%	N/A		N/A		TBD	one year	181,424	—
Canadian development properties borrowings							3.77%		215,631	34,207

Corporate credit facility(10)(11)	June 2024	LIBOR+2.75%	N/A		N/A		3.34%	N/A	500,000	—
Corporate office mortgages	November 2024	4.25%	N/A		N/A		4.30%	N/A	13,962	13,962
Corporate borrowings							4.30%		513,962	13,962
										$3,954,651
Transaction costs (net of amortization)										(36,123)
Debt discount (net of amortization)										(1,095)
Total debt							2.62%		$5,102,335	$3,917,433

Current portion of long-term debt(1)										$254,805
Long-term debt										$3,662,628

Fixed-rate debt - principal value							2.83%			$2,703,628
Floating-rate debt - principal value							2.16%			$1,251,023
(1) The Company has the ability to extend the maturity of the loans where an extension option exists and intends to exercise such options wherever available. The current portion of long-term debt reflects the balance after the Company's extension options have been exercised.
(2) The Term loan and securitization debt are secured, directly and indirectly, by approximately 23,800 single-family rental homes.
(3) On May 28, 2021, SFR JV-HD entered into a new subscription facility agreement. The facility has a commitment value of $100,000 and a one-year extension option at the lender's discretion.
(4) On July 22, 2021, SFR JV-2 entered into a new subscription facility agreement with a commitment value of $250,000 and a one-year extension option at the lender's discretion. On December 16, 2021, SFR JV-2 amended the subscription facility agreement to increase the commitment value to $400,000. The maturity date, extension option and coupon rate of the facility remained unchanged.
(5) On May 12, 2021, SFR JV-HD entered into a new warehouse credit facility agreement. The facility has a commitment value of $375,000 and a one-year extension option.
(6) On July 19, 2021, SFR JV-2 entered into a new warehouse credit facility agreement with a commitment value of $400,000 and a one-year extension option. On December 3, 2021, SFR JV-2 amended the warehouse credit facility agreement to increase the commitment value to $600,000. The maturity date, extension option and coupon rate of the facility remained unchanged.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(7) On November 9, 2021, SFR JV-1 closed a new securitization transaction involving the issuance and sale of eight classes of fixed-rate pass-through certificates with a face amount of $683,567, a weighted average coupon of 2.57% and a term to maturity of 4.7 years. A portion of the transaction proceeds were used to repay existing short-term SFR JV-1 debt.
(8) On August 9, 2021, the Company obtained a term construction facility of $173,536 (C$220,000) and a non-revolving letter of credit facility of $7,888 (C$10,000) (collectively, the "construction facility"). The construction facility matures 48 calendar months following the first draw-down. As at December 31, 2021, no draws have been made on the construction facility. The land loan and construction facility are secured by the land under development at The James (Scrivener Square).
(9) The mortgage is secured by The Shops of Summerhill.
(10) The Company has provided a general security agreement creating a first priority security interest on the assets of the Company, excluding, among other things, single-family rental homes, multi-family rental properties and interests in for-sale housing. As part of the corporate credit facility, the Company has designated $15,000 to issue letters of credit as security against contingent obligations related to its Canadian multi-family developments. As at December 31, 2021, the letters of credit outstanding totaled $12,946 (C$16,412).
(11) On June 30, 2021, the Company and its syndicate of lenders completed an amendment and restatement of Tricon’s corporate credit facility, extending the maturity of the facility to June 30, 2024.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

		December 31, 2020
(in thousands of U.S. dollars)	Maturity dates	Coupon/stated interest rates	Interest rate floor		Interest rate cap		Effective interest rates	Extension options	Total facility	Outstanding balance

SFR JV-1 subscription facility(1)	August 2021	LIBOR+1.75%	N/A		N/A		2.31%	N/A	$150,000	$116,000
SFR JV-1 warehouse credit facility(1)	October 2021	LIBOR+2.65%	0.25	% LIBOR	3.25	% LIBOR	3.21%	one year	300,000	96,610
Term loan 2(1)	October 2021	LIBOR+1.95%	0.50	% LIBOR	2.50	% LIBOR	2.51%	one year	96,077	96,077
Warehouse credit facility(1)	November 2021	LIBOR+2.75%	0.25	% LIBOR	3.00	% LIBOR	3.31%	one year	50,000	10,209
Securitization debt 2017-1(1)	September 2022	3.59%	N/A		N/A		3.59%	N/A	459,530	459,530
Term loan	October 2022	LIBOR+2.00%	0.50	% LIBOR	2.50	% LIBOR	2.56%	N/A	375,000	374,745
Securitization debt 2017-2	January 2024	3.66%	N/A		N/A		3.66%	N/A	363,598	363,598
Securitization debt 2018-1	May 2025	3.96%	N/A		N/A		3.96%	N/A	312,540	312,540
SFR JV-1 securitization debt 2019-1	March 2026	3.12%	N/A		N/A		3.12%	N/A	333,358	333,358
SFR JV-1 securitization debt 2020-1	July 2026	2.43%	N/A		N/A		2.43%	N/A	553,428	553,428
Securitization debt 2020-2	November 2027	1.94%	N/A		N/A		1.94%	N/A	440,506	440,506
Single-family rental properties borrowings							2.94%		3,434,037	3,156,601

U.S. multi-family credit facility	December 2021	LIBOR+3.75%	N/A		N/A		4.39%	N/A	109,890	109,890
Mortgage tranche A	November 2023	LIBOR+1.15%	N/A		5.35%		1.77%	N/A	160,090	160,090
Mortgage tranche B	November 2024	3.92%	N/A		N/A		3.92%	N/A	400,225	400,225
Mortgage tranche C	November 2025	3.95%	N/A		N/A		3.95%	N/A	240,135	240,135
Multi-family rental properties borrowings							3.61%		910,340	910,340

Land loan	July 2021	Prime+1.50%	3.95%		N/A		4.17%	N/A	21,991	21,991
Vendor take-back (VTB) loan 2021(1)	August 2021	—	N/A		N/A		6.00%	N/A	25,564	25,564
Mortgage	September 2022	3.67%	N/A		N/A		3.67%	N/A	12,482	12,482
Canadian development properties borrowings							4.85%		60,037	60,037

Corporate credit facility	July 2022	LIBOR+2.75%	N/A		N/A		4.48%	N/A	500,000	26,000
Corporate office mortgages	November 2024	4.25%	N/A		N/A		4.30%	N/A	11,089	11,089
Corporate borrowings							4.42%		511,089	37,089
										$4,164,067
Transaction costs (net of amortization)										(25,019)
Debt discount (net of amortization)										(1,542)
Total debt							3.12%		$4,915,503	$4,137,506

Current portion of long-term debt										$274,190
Long-term debt										$3,863,316

Fixed-rate debt - principal value							3.24%			$3,152,455
Floating-rate debt - principal value							2.76%			$1,011,612
(1) These facilities were fully repaid in 2021.

The Company was in compliance with the covenants and other undertakings outlined in all loan agreements.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The scheduled principal repayments and debt maturities are as follows, reflecting the maturity dates after all extensions have been exercised:

(in thousands of U.S. dollars)	Single-family rental borrowings	Canadian development properties borrowings	Corporate borrowings	Total

2022	$220,197	$34,207	$401	$254,805
2023	450,000	—	417	450,417
2024	358,602	—	13,144	371,746
2025	870,219	—	—	870,219
2026	1,569,213	—	—	1,569,213
2027 and thereafter	438,251	—	—	438,251
	3,906,482	34,207	13,962	3,954,651
Transaction costs (net of amortization)				(36,123)
Debt discount (net of amortization)				(1,095)
Total debt				$3,917,433

Fair value of debt

The table below presents the fair value and the carrying value (net of unamortized deferred financing fees and debt discount) of the fixed-rate loans as at December 31, 2021.

	December 31, 2021
(in thousands of U.S. dollars)	Fair value	Carrying value

Securitization debt 2017-2	$360,107	$357,991
Securitization debt 2018-1	319,553	310,995
SFR JV-1 securitization debt 2019-1	337,074	327,424
SFR JV-1 securitization debt 2020-1	549,321	544,964
SFR JV-1 securitization debt 2021-1	680,405	673,653
Securitization debt 2020-2	428,360	431,684
Mortgage	12,218	12,113
Corporate office mortgages	14,363	13,962
Total	$2,701,401	$2,672,786

The carrying value of variable term loans approximates their fair value, since their variable interest terms are indicative of prevailing market prices.

19.    CONVERTIBLE DEBENTURES

On July 30, 2021, the Company gave notice to debenture holders of its intention to redeem in full all of the outstanding balance of the then-outstanding 5.75% extendible convertible unsecured subordinated debentures due March 31, 2022 (the “2022 convertible debentures”) effective September 9, 2021, and elected to satisfy the redemption proceeds by the issuance of common shares of the Company. In total, the Company issued 16,449,980 common shares in connection with the conversion or redemption of $172,400 aggregate principal amount of the 2022 convertible debentures during 2021. Cash was also paid in lieu of any fractional shares that would otherwise have been issued on conversion or redemption.

The following table summarizes the conversion and redemption activities during the year.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(in thousands of U.S. dollars)	Number of shares issued	Principal amount
Conversions by holders from January 1, 2021 to September 8, 2021	16,190,525	$169,353
Redemption by the Company on September 9, 2021	259,455	3,047
Total principal amount converted and redeemed into common shares of the Company	16,449,980	$172,400

At the time of the conversions, the common shares issued by the Company were recorded at fair value based on their market price rather than the conversion price. The difference between the fair value of the common shares and the fair value of the convertible debentures settled was recorded as a reduction of the fair value of the embedded derivative associated with the debentures. For the year ended December 31, 2021, common shares valued at $206,798 were issued on conversion or redemption of a corresponding $172,400 principal amount of the 2022 convertible debentures, and accordingly the difference of $34,398 was deducted from the fair value of the embedded derivative.

The host liability component of the outstanding convertible debentures recognized on the consolidated balance sheets was calculated as follows:

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020

Principal amount outstanding	$—	$172,400
Less: Transaction costs (net of amortization)	—	(2,249)
Liability component on initial recognition	—	170,151
Debentures discount (net of amortization)	—	(4,195)
2022 convertible debentures(1)	$—	$165,956
(1) The fair value of the host liability component of the 2022 convertible debentures was nil as of December 31, 2021 and $178,412 as of December 31, 2020. The difference between the amortized cost and implied fair value is a result of the difference between the effective interest rate and the market interest rate for debt with similar terms.

At the beginning of 2021, the 2022 convertible debentures had an unamortized balance of $4,195 in debentures discount and $2,249 in debentures issuance costs. During the year ended December 31, 2021, the Company recognized debentures discount amortization of $1,899 and debentures issuance costs amortization of $1,048. On July 30, 2021, the date on which the Company gave notice of its intended redemption of the 2022 convertible debentures, the remaining unamortized balance of debentures discount of $2,296 and debentures issuance costs of $1,201, a combined total of $3,497, was recognized as a loss on debt extinguishment on the Company’s consolidated statements of comprehensive income for the year ended December 31, 2021.

20.    DUE TO AFFILIATE

On August 26, 2020, Tricon and its affiliate, Tricon PIPE LLC (the “Affiliate” or “LLC”) entered into subscription agreements with each investor in a syndicate of investors (the “Investors”), pursuant to which the Investors subscribed for Preferred Units of the Affiliate (the “Preferred Units”) for an aggregate subscription price of $300,000 (the “Transaction”). The Transaction was completed on September 3, 2020, on which date the Company and the Affiliate entered into various agreements with the Investors in connection with the Transaction (together with the subscription agreements, the “Transaction Documents”).

Transaction – between Tricon and Investors

Pursuant to the Transaction Documents, holders of Preferred Units have the right to exchange the Preferred Units into common shares of the Company at any time at the option of the holder (the “Exchange Right”) at an initial exchange price of $8.50 (C$11.18 as of August 26, 2020) per common share, as may be adjusted from time to time in accordance with the terms of the Transaction Documents (the “Exchange Price”), subject to shareholder approval, where applicable. Holders of Preferred Units are also entitled to receive a cash dividend equal to 5.75% of the Liquidation Preference of the Preferred Units (as defined in the Transaction Documents), per annum, calculated and payable quarterly for the first seven years following closing of the Transaction (“Closing”), with a prescribed annual increase to the dividend rate of 1% per year thereafter, up to a maximum rate of 9.75% per year.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The Affiliate has the right to force the exchange (the “Forced Exchange Right”) of the outstanding Preferred Units beginning after the fourth anniversary of Closing, provided the 20-day volume-weighted average price of Tricon’s shares exceeds 135% of the Exchange Price (reducing to 115% following the fifth anniversary of Closing). These exchange rights are classified as a derivative financial instrument (Note 21). The Affiliate also has the right to redeem the Preferred Units (“Redemption Right”) at any time following the fifth anniversary of Closing for cash equal to 105% of the Liquidation Preference of the Preferred Units (as defined in the Transaction Documents).

As of December 31, 2021, there were no exchanges or redemptions of outstanding Preferred Units (2020 - no exchanges or redemptions).

Promissory note – between Tricon entities

In connection with the Transaction, the Company borrowed the subscription proceeds of $300,000 from the Affiliate. This indebtedness, which is evidenced by a promissory note (the “Promissory Note” or “Due to Affiliate”), has a maturity of September 3, 2032 (permitting prepayment at any time pursuant to its terms) and bears interest at a rate of 5.75% per annum, calculated and payable quarterly for the first seven years following Closing with increases thereafter matching the applicable increases of the dividend rate applicable to the Preferred Units, described above.

The Promissory Note contains mandatory prepayment provisions (“Mandatory Prepayment”) applicable in connection with certain provisions of the Transaction Documents requiring the redemption of all or a portion of the outstanding Preferred Units. This Mandatory Prepayment is a derivative, which incorporates assumptions in respect of the Exchange Right, Forced Exchange Right and Redemption Right, and is measured separately from the Promissory Note and classified as a derivative financial instrument (Note 21).

The Promissory Note payable to Tricon PIPE LLC is initially measured at fair value, less transaction costs, and subsequently measured at amortized cost using the effective interest rate method. During the year ended December 31, 2021, the Company recorded interest expense of $21,965 (2020 - $7,116), including accretion expense of $4,715 (2020 - $1,462) with respect to the amortization of transaction costs and the discount.

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020

Principal amount outstanding	$300,000	$300,000
Less: Discount and transaction costs (net of amortization)	(43,638)	(48,353)
Due to Affiliate	$256,362	$251,647

The fair value of the Promissory Note was $283,150 as of December 31, 2021 (December 31, 2020 - $293,465). The difference between the amortized cost and the implied fair value is a result of the difference between the effective interest rate and the market interest rate for debt with similar terms.

Structured entity – Tricon PIPE LLC (the “Affiliate”)

Tricon PIPE LLC (the “Affiliate” or “LLC”) was incorporated on August 7, 2020 for the purpose of raising third-party capital through the issuance of preferred units for an aggregate amount of $300,000. The Company has a 100% voting interest in this Affiliate; however, the Company does not consolidate this structured entity, as discussed in Note 3.

As of December 31, 2021, the LLC has a preferred unit liability of $300,000 (2020 - $300,000) and a Promissory Note receivable of $300,000 (2020 - $300,000). During the year ended December 31, 2021, the Affiliate earned interest income of $17,250 (2020 - $5,654) from the Company and recognized dividends declared of $17,250 (2020 - $5,654).

The Company’s obligation with respect to its involvement with the structured entity is equal to the cash flows under the Promissory Note payable. The Company has not recognized any income or losses in connection with its interest in this unconsolidated structured entity in the year ended December 31, 2021 (2020 - nil).

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

21.    DERIVATIVE FINANCIAL INSTRUMENTS

The Promissory Note contains the Mandatory Prepayment that is intermingled with other options pursuant to the Transaction, as exercising the Mandatory Prepayment effectively terminates the other options. Although the Exchange Right and Redemption Right exist at the Affiliate level, the Affiliate is unable to issue the common shares of the Company upon exercise of one or all of the rights by either party. As a result, such options, in essence, were deemed to be written by the Company and are treated as a single combined financial derivative instrument for valuation purposes in accordance with IFRS 9. The option pricing model for the derivative uses market-based inputs, including the spot price of the underlying equity, implied volatility of the equity and USD/CAD foreign exchange rates, risk-free rates from the U.S. dollar swap curves and dividend yields related to the underlying equity. The valuation of the derivative assumes a 9.75-year expected life of the investment horizon of the unitholders. Quantitative information about fair value measurements (Level 2) using significant observable inputs other than quoted prices included in Level 1 is as follows:

Due to Affiliate	December 31, 2021	December 31, 2020
Risk-free rate (1)	1.25%	0.40%
Implied volatility (2)	25.32%	31.78%
Dividend yield (3)	1.52%	2.45%
(1) Risk-free rates were from the U.S. dollar swap curves matching the expected maturity of the Due to Affiliate.
(2) Implied volatility was computed from the trading volatility of the Company's stock over a comparable term to maturity and the volatility of USD/CAD exchange rates.
(3) Dividend yields were from the forecast dividend yields matching the expected maturity of the Due to Affiliate.

The Company also has other types of derivative financial instruments that consist of interest rate caps on the Company’s floating-rate debt and are classified and measured at FVTPL. Interest rate caps are valued using model calibration. Inputs to the valuation model are determined from observable market data wherever possible, including market volatility and interest rates.

The values attributed to the derivative financial instruments are shown below:

	Conversion/redemption options(1))	Exchange/prepayment options	Interest rate caps	Total
(in thousands of U.S. dollars)

For the year ended December 31, 2021
Derivative financial assets (liabilities), beginning of year	$841	$(45,494)	$—	$(44,653)
Derivative financial instruments converted into common shares of the Company	34,398	—	—	34,398
Addition of interest rate caps	—	—	490	490
Fair value loss	(35,239)	(184,811)	(127)	(220,177)
Derivative financial instruments - end of year(2)	$—	$(230,305)	$363	$(229,942)

For the year ended December 31, 2020
Derivative financial (liabilities) assets, beginning of year	$(657)	$—	$28	$(629)
Addition of derivative financial liability in connection with Due to Affiliate	—	(37,613)	—	(37,613)
Addition of interest rate caps	—	—	11	11
Fair value gain (loss)	1,498	(7,881)	(39)	(6,422)
Derivative financial instruments - end of year(3)	$841	$(45,494)	$—	$(44,653)
(1) As at December 31, 2020, the conversion and redemption components of the 2022 convertible debentures were valued using a binomial pricing model and then the valued amount was calibrated to the traded price of the underlying debentures. The valuation model used market-based inputs, including the spot price of the underlying equity, implied volatility of the equity and USD/CAD foreign exchange rates of 30.69%, risk-free rate from the U.S. dollar swap curves of 0.21%, and dividend yield related to the equity of 2.45%.
(2) As at December 31, 2021, the interest rate caps are presented as an asset of $363 and the exchange and prepayment features related to Due to Affiliate are presented as a liability of $230,305.
(3) As at December 31, 2020, the conversion and redemption options of the 2022 convertible debentures were presented as an asset of $841 and the exchange and prepayment features related to Due to Affiliate were presented as a liability of $45,494.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

For the year ended December 31, 2021, there was a fair value loss on the embedded derivatives on the 2022 convertible debentures of $35,239 (2020 - fair value gain of $1,498) and on the Due to Affiliate of $184,811 (2020 - fair value loss of $7,881). The fair value loss on the derivatives was primarily driven by an increase in Tricon's share price, on a USD-converted basis, which served to increase the probability of conversion of debentures and exchange of the preferred units of Tricon PIPE LLC into Tricon common shares.

22.    INTEREST EXPENSE

Interest expense is comprised of the following:

(in thousands of U.S. dollars)
For the years ended December 31	2021	2020

Term loan	$7,638	$10,891
SFR JV-HD subscription facility	884	—
SFR JV-2 subscription facility	2,569	—
Securitization debt 2017-2	13,338	13,408
SFR JV-HD warehouse credit facility	1,009	—
SFR JV-2 warehouse credit facility	2,179	—
Securitization debt 2018-1	12,428	12,473
SFR JV-1 securitization debt 2019-1	10,377	10,385
SFR JV-1 securitization debt 2020-1	13,465	6,030
SFR JV-1 securitization debt 2021-1	2,548	—
Securitization debt 2020-2	8,589	1,221
SFR JV-1 subscription facility(1)	1,112	3,763
SFR JV-1 warehouse credit facility(1)	10,553	6,091
Warehouse credit facility(1)	525	1,246
Securitization debt 2017-1(1)	13,807	16,612
Term loan 2(1)	1,191	2,796
Securitization debt 2016-1(2)	—	12,177
Single-family rental interest expense	102,212	97,093

Mortgage	457	285
Vendor take-back (VTB) loan 2020(2)	—	233
Canadian development properties interest expense(3)	457	518

Corporate credit facility	3,990	12,582
Corporate office mortgages	468	450
Corporate interest expense	4,458	13,032

Amortization of financing costs	9,283	5,900
Amortization of debt discounts	6,320	4,694
Debentures interest(4)	6,732	9,927
Interest on Due to Affiliate	17,250	5,654
Interest on lease obligation	968	328
Total interest expense(5)	$147,680	$137,146
(1) These facilities were fully repaid during the year.
(2) The securitization debt 2016-1 and vendor take-back (VTB) loan 2020 were fully repaid in 2020.
(3) Canadian development properties capitalized $1,567 of interest for the year ended December 31, 2021 (2020 - $1,708).
(4) The outstanding balance of 2022 convertible debentures was redeemed in full on September 9, 2021.
(5) On March 31, 2021, the Company sold an 80% interest in its U.S. multi-family rental portfolio. As a result, interest expense incurred on the U.S. multi-family rental portfolio has been reclassified to net income from discontinued operations for the year ended December 31, 2020 to conform with the current period presentation (Note 5).

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

23.    DIRECT OPERATING EXPENSES

The Company's expenses are comprised of direct operating expenses for rental properties, compensation, general and administration, interest and depreciation and amortization. Direct operating expenses for rental properties include all attributable expenses incurred at the property level.

The following table lists details of the direct operating expenses for rental properties by type.

(in thousands of U.S. dollars)
For the years ended December 31	2021	2020

Property taxes	$66,493	$55,615
Repairs and maintenance(1)	22,252	17,995
Turnover(1)	5,754	6,580
Property management expenses(1)	29,247	24,543
Property insurance(1)	6,081	4,966
Marketing and leasing(1)	1,747	1,483
Homeowners' association (HOA) costs	6,169	4,906
Other direct expense (2)	8,025	5,154
Direct operating expenses	$145,768	$121,242
(1) The comparative period has been reclassified to conform with the current period presentation. Marketing and leasing expenses that were previously included in property management expenses have now been reclassified as a separate line item. Additionally, broker fees of $340 for the year ended December 31, 2020 have been reclassified from property insurance to property management expenses.
(2) Other direct expense includes property utilities and other property operating costs.

24.    INTANGIBLE ASSETS

The intangible assets are as follows:

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020

Placement fees	$2,814	$3,764
Customer relationship intangible	2,701	3,215
Contractual development fees	3,809	5,384
Intangible assets	$9,324	$12,363

Intangible assets represent future management fees, development fees and commissions that Tricon expects to receive over the life of the assets and Investment Vehicles that the Company manages. They are amortized over the estimated periods that the Company expects to collect these fees, which range from 2 to 13 years. Amortization expense for the year ended December 31, 2021 was $3,039 (2020 - $4,034).

(in thousands of U.S. dollars)
For the year ended December 31, 2021	Opening	Additions	Amortization expense	Translation adjustment	Ending

Placement fees	$3,764	$—	$(950)	$—	$2,814
Customer relationship intangible	3,215	—	(514)	—	2,701
Contractual development fees	5,384	—	(1,575)	—	3,809
Intangible assets	$12,363	$—	$(3,039)	$—	$9,324

(in thousands of U.S. dollars)
For the year ended December 31, 2020	Opening	Additions	Amortization expense	Translation adjustment	Ending

Placement fees	$4,747	$—	$(984)	$1	$3,764
Customer relationship intangible	3,731	—	(516)	—	3,215
Contractual development fees	7,918	—	(2,534)	—	5,384
Intangible assets	$16,396	$—	$(4,034)	$1	$12,363

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

25.    OTHER ASSETS

The other assets are as follows:

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020

Building	$31,710	$30,602
Furniture, computer and office equipment	14,646	8,015
Right-of-use assets	28,269	6,018
Leasehold improvements	8,249	1,251
Property-related systems software	1,230	1,478
Vehicles	645	626
Other assets	$84,749	$47,990

(in thousands of U.S. dollars)
For the year ended December 31, 2021	Opening	Additions (dispositions) (1)	Depreciation expense	Translation adjustment	Ending

Building	$30,602	$1,527	$(541)	$122	$31,710
Furniture, computer and office equipment	8,015	10,579	(3,933)	(15)	14,646
Right-of-use assets (2)	6,018	25,836	(3,585)	—	28,269
Leasehold improvements	1,251	7,821	(823)	—	8,249
Property-related systems software	1,478	(119)	(129)	—	1,230
Vehicles	626	104	(85)	—	645
Other assets (3)	$47,990	$45,748	$(9,096)	$107	$84,749
(1) For the year ended December 31, 2021, additions are presented net of dispositions totaling $266.
(2) Right-of-use assets include leased space in office buildings with a carrying value of $23,643 and maintenance vehicles with a carrying value of $4,488. The remaining balance of right-of use assets relates to office equipment.
(3) On March 31, 2021, the Company sold an 80% interest in its U.S. multi-family rental portfolio, and as a result, $94 of other assets in relation to the U.S. multi-family rental portfolio were derecognized and corresponding depreciation expense of $6 (2020 - $22) was reclassified to net loss from discontinued operations for the year ended December 31, 2021 (Note 5).

(in thousands of U.S. dollars)
For the year ended December 31, 2020	Opening	Initial recognition for business combinations	Additions	Depreciation expense	Translation adjustment	Ending

Building	$24,987	$—	$5,462	$(539)	$692	$30,602
Furniture, computer and office equipment	4,272	2,795	4,072	(3,172)	48	8,015
Right-of-use assets (1)	987	5,379	1,966	(2,314)	—	6,018
Leasehold improvements	431	1,141	178	(499)	—	1,251
Property-related systems software	—	1,604	37	(163)	—	1,478
Vehicles	—	475	278	(127)	—	626
Other assets	$30,677	$11,394	$11,993	$(6,814)	$740	$47,990
(1) Right-of-use assets include leased space in office buildings with a carrying value of $3,862 and maintenance vehicles with a carrying value of $1,965. The remaining balance of right-of use assets relates to office equipment.

On May 1, 2021, the Company entered into an agreement to lease office space in Tustin, California for its own use as its property management headquarters. The lease agreement covers the entire office portion of the property (approximately 78,000 square feet) and has an initial term of 11.5 years with two five-year renewal options. The right-of-use asset and the corresponding lease obligation were initially recognized at $21,638 on May 1, 2021 (Note 27). During the year ended December 31, 2021, the Company incurred $7,821 of leasehold improvements in relation to the office in Tustin. The right-of-use asset and leasehold improvements are amortized over the life of the lease agreement of 11.5 years.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Depreciation expense for the year ended December 31, 2021 was $9,096 (2020 - $6,814).

26.    LIMITED PARTNERS' INTERESTS IN SINGLE-FAMILY RENTAL BUSINESS

Third-party ownership interests in single-family joint ventures are in the form of limited partnership interests which are classified as liabilities under the provisions of IAS 32. Limited partners' interests in single-family rental business represent a 67% interest in the net assets of the underlying joint ventures.

On May 10, 2021, the Company entered into a new joint venture (“SFR JV-HD”) with two institutional investors to acquire new single-family homes from national and regional homebuilders.

On July 19, 2021, the Company entered into a new joint venture (“SFR JV-2”) with three institutional investors to acquire single-family homes primarily from resale channels.

The following table presents the changes in the limited partners' interests in single-family rental business balance for the years ended December 31, 2021 and December 31, 2020.

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020

Balance, beginning of year	$356,305	$285,774
Contributions	479,142	66,112
Distributions	(73,916)	(46,162)
Net change in fair value of limited partners’ interests in single-family rental business	185,921	50,581
Balance, end of year	$947,452	$356,305

The net change in fair value of limited partners' interests in single-family rental business of $185,921 for the year ended December 31, 2021 (2020 - $50,581) represents only unrealized fair value changes driven by increases in the net assets of SFR JV-1, SFR JV-HD and SFR JV-2 and is linked to fair value changes of the rental properties. If the fair value of rental properties increased or decreased by 1.0%, the impact on the limited partners' interests in single-family rental business at December 31, 2021 would be $25,738 and ($25,738), respectively (December 31, 2020 - $10,495 and ($10,495).

27.    OTHER LIABILITIES

The Company has multiple office leases, maintenance vehicle leases and office equipment leases. Tricon has 14 leases for office space with fixed lease terms ranging from one to ten years remaining, along with 217 maintenance vehicles under five-year leases in connection with its property management operations.

The carrying value of the Company's lease obligations is as follows:

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020

Balance, beginning of year	$6,403	$6,524
Addition of lease obligation(1)	25,887	1,966
Interest expense	968	328
Cash payments	(2,466)	(2,415)
Balance, end of year	$30,792	$6,403

Current portion of lease obligations (Note 12)	$1,834	$1,804
Non-current portion of lease obligations	$28,958	$4,599
(1) Includes $21,638 resulting from a new office lease located in Tustin, California, which commenced on May 1, 2021 (Note 25).

As at December 31, 2021, the carrying value of the Company's lease obligations was $30,792 (December 31, 2020 - $6,403) and the carrying value of the right-of-use assets was $28,269 (December 31, 2020 - $6,018). During the year ended December 31, 2021, the Company incurred depreciation expense of $3,585 (2020 - $2,314) on the right-of-use assets.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The present value of the minimum lease payments required for the leases over the next five years and thereafter is as follows:

(in thousands of U.S. dollars)
2022	$3,045
2023	4,052
2024	4,486
2025	4,072
2026	3,791
2027 and thereafter	18,347
Minimum lease payments obligation	37,793
Imputed interest included in minimum lease payments	(7,001)
Lease obligations	$30,792

The current portion of lease obligations is included in amounts payable and accrued liabilities, and the non-current portion of lease obligations is classified as other liabilities.

28.    DIVIDENDS

(in thousands of U.S. dollars, except per share amounts)
Date of declaration	Record date	Payment date	Common shares issued	Dividend amount per share (1)	Total dividend amount (1)	Dividend reinvestment plan ("DRIP")(2)

March 2, 2021	March 31, 2021	April 15, 2021	193,856,464	$0.056	$10,792	$1,483
May 11, 2021	June 30, 2021	July 15, 2021	209,618,719	0.056	11,839	1,623
August 10, 2021	September 30, 2021	October 15, 2021	226,122,875	0.055	12,424	1,161
November 8, 2021	December 31, 2021	January 17, 2022	272,773,225	0.058	15,821	1,572
					$50,876	$5,839

February 24, 2020	March 31, 2020	April 15, 2020	192,772,071	$0.049	$9,512	$369
May 14, 2020	June 30, 2020	July 15, 2020	192,848,390	0.051	9,906	1,302
August 4, 2020	September 30, 2020	October 15, 2020	193,082,192	0.052	10,133	1,505
November 9, 2020	December 31, 2020	January 15, 2021	193,544,915	0.055	10,641	1,407
					$40,192	$4,583
(1) Dividends are issued and paid in U.S. dollars. Prior to November 8, 2021, dividends were declared and paid in Canadian dollars; for reporting purposes, amounts recorded in equity were translated to U.S. dollars using the daily exchange rate on the applicable dividend record date. For each of the declarations in the nine months ended September 30, 2021 and the year ended December 31, 2020, the dividend amount was C$0.07 per common share.
(2) Prior to November 8, 2021, dividends reinvested are translated to U.S. dollars using the daily exchange rate on the date common shares are issued.

The Company has a Dividend Reinvestment Plan (“DRIP”) under which eligible shareholders may elect to have their cash dividends automatically reinvested into additional common shares. These additional shares are issued from treasury (or purchased in the open market) at a discount, in the case of treasury issuances, of up to 5% of the Average Market Price, as defined under the DRIP, of the common shares as of the dividend payment date. If common shares are purchased in the open market, they are priced at the average weighted cost to the Company of the shares purchased.

Brokerage, commissions and service fees are not charged to shareholders for purchases or withdrawals of the Company’s shares under the DRIP, and all DRIP administrative costs are assumed by the Company.

For the year ended December 31, 2021, 531,667 common shares were issued under the DRIP (2020 - 584,974) for a total amount of $5,674 (2020 - $4,388).

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

29.    SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares. The common shares of the Company do not have par value.

As of December 31, 2021, there were 272,773,225 common shares issued by the Company (December 31, 2020 - 193,544,915), of which 272,176,046 were outstanding (December 31, 2020 - 193,175,802) and 597,179 were reserved to settle restricted share awards in accordance with the Company's Restricted Share Plan (December 31, 2020 - 369,113) (Note 31).

	December 31, 2021		December 31, 2020
(in thousands of U.S. dollars)	Number of shares issued (repurchased)	Share capital	Number of shares issued (repurchased)	Share capital

Beginning balance	193,175,802	$1,192,963	194,021,133	$1,201,061
Bought deal offering	15,480,725	161,842	—	—
Debentures conversion	16,449,980	206,798	—	—
U.S. initial public offering and private placement	46,248,746	547,605	—	—
Shares issued under DRIP (1)	531,667	5,674	584,974	4,388
Stock-based compensation exercised (2)	517,192	2,957	498,872	2,977
Shares repurchased and reserved for restricted share awards (3)	(228,066)	(3,056)	(61,502)	(541)
Shares repurchased under put rights on common shares issued to acquire Starlight U.S. Multi-Family (No. 5) Core Fund	—	—	(1,867,675)	(14,922)
Ending balance	272,176,046	$2,114,783	193,175,802	$1,192,963
(1) In 2021, 531,667 (2020 - 584,974) common shares were issued under the DRIP at an average price of $10.67 (2020 - $7.50) per share.
(2) In 2021, 517,192 (2020 - 498,872) common shares were issued upon the exercise of 501,728 (2020 - 260,907) vested deferred share units (DSUs) and 281,666 (2020 - 644,717) vested stock options.
(3) In 2021, 228,066 (2020 - 61,502) shares were reserved at $13.40 (2020 - $8.80) per share in order to settle restricted share awards granted to employees in 2021 and DRIP with respect to restricted share awards granted in prior years. The restricted shares granted in 2021 will vest in five to twelve years from the grant date.

Bought deal offering

On June 8, 2021, the Company completed the offering, on a bought deal basis, of 15,480,725 common shares at a price of $10.77 (C$13.00) per common share of the Company for gross proceeds of $166,694. Net proceeds from the offering were $161,842, which reflects $6,573 of equity issuance costs incurred partially offset by $1,721 of deferred tax recoveries.

Debentures conversion

On July 30, 2021, the Company announced its intention to redeem its outstanding 2022 convertible debentures on September 9, 2021. For the year ended December 31, 2021, the Company issued 16,449,980 common shares in connection with the conversion or redemption of a corresponding $172,400 principal amount of the 2022 convertible debentures. In total, the common shares were valued at $206,798 or an average price of $12.57 per share. Accordingly, the difference of $34,398 was deducted from the fair value of the embedded derivative.

U.S. initial public offering and private placement

On October 12, 2021, the Company closed its previously-announced initial public offering of common shares in the United States and concurrent public offering in Canada (the “Offering”). Concurrent with the Offering, the Company issued common shares on a private placement basis pursuant to the exercise of pre-existing investor participation rights (the “Private Placement”). A total of 46,248,746 common shares were issued, including 41,400,000 pursuant to the Offering (including a full exercise of the underwriters’ over-allotment option) at a price of $12.40 per share (the “Offering Price”) and 4,848,746 common shares pursuant to the Private Placement at a price of approximately $11.75 per share (the Offering Price net of underwriting discounts), for aggregate gross proceeds to the Company of $570,328. Net proceeds from the offering were $547,605, which reflects $29,518 of underwriters' fees and $657 of

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

other equity issuance costs incurred partially offset by $7,452 of deferred tax recoveries. In addition, the Company expensed $1,085 of transaction costs incurred in connection with the Offering.

30.    EARNINGS PER SHARE

Basic

Basic earnings per share is calculated by dividing net income attributable to shareholders of Tricon by the sum of the weighted average number of shares outstanding and vested deferred share units during the period.

(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)
For the years ended December 31	2021	2020

Net income from continuing operations	$517,089	$112,637
Non-controlling interest	4,272	3,091
Net income attributable to shareholders of Tricon from continuing operations	512,817	109,546
Net (loss) income attributable to shareholders of Tricon from discontinued operations	(67,562)	3,776
Net income attributable to shareholders of Tricon	$445,255	$113,322

Weighted average number of common shares outstanding	218,087,838	192,973,343
Adjustments for vested units	1,746,292	1,653,784
Weighted average number of common shares outstanding for basic earnings per share	219,834,130	194,627,127

Basic earnings per share
Continuing operations	$2.34	$0.56
Discontinued operations	(0.31)	0.02
Basic earnings per share	$2.03	$0.58

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares. The Company has five categories of potentially dilutive shares: stock options (Note 31), restricted shares (Note 29), deferred share units (Note 31), convertible debentures (Note 19) and the preferred units issued by the Affiliate that are exchangeable into the common shares of the Company (Note 20). For the stock options, the number of dilutive shares is based on the number of shares that could have been acquired at fair value with the assumed proceeds, if any, from their exercise (determined using the average market price of the Company’s shares for the period then ended). For restricted shares and deferred share units, the number of dilutive shares is equal to the total number of unvested restricted shares and deferred share units. For the convertible debentures and exchangeable preferred units, the number of dilutive shares is based on the number of common shares into which the elected amount would then be convertible or exchangeable. The number of shares calculated as described above is comparable to the number of shares that would have been issued assuming the vesting of the stock compensation arrangement, the conversion of debentures and the exchange of preferred units.

Stock options, restricted shares and deferred share units

For the year ended December 31, 2021, the Company’s stock compensation plans resulted in 2,284,607 dilutive share units (2020 - 1,168,346), given that it would be advantageous to the holders to exercise their associated rights to acquire common shares, as the exercise prices of these potential shares are below the Company's average market share price in 2021. Restricted shares and deferred share units are always considered dilutive as there is no price to the holder associated with receiving or exercising their entitlement, respectively.

Convertible debentures

For the year ended December 31, 2021, the Company’s 2022 convertible debentures were anti-dilutive, as debentures interest expense and loss on debt extinguishment, net of tax, and the fair value loss on derivative financial instruments would result in increased earnings per share upon conversion. Therefore, in computing the

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

diluted weighted average shares outstanding and the associated earnings per share amounts for the year ended December 31, 2021, the impact of the 2022 convertible debentures was excluded (2020 - excluded).

Preferred units issued by the Affiliate

For the year ended December 31, 2021, the impact of exchangeable preferred units of Tricon PIPE LLC (Note 20) was anti-dilutive, as the associated interest expense, net of tax, and the fair value loss on derivative financial instruments would result in increased earnings per share upon the exchange of the underlying preferred units. Therefore, in computing the diluted weighted average common shares outstanding and the associated earnings per share amounts for the year ended December 31, 2021, the impact of the preferred units was excluded (2020 - excluded).

(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)
For the years ended December 31	2021	2020

Net income attributable to shareholders of Tricon from continuing operations	$512,817	$109,546
Net (loss) income attributable to shareholders of Tricon from discontinued operations	(67,562)	3,776
Adjusted net income attributable to shareholders of Tricon	$445,255	$113,322

Weighted average number of common shares outstanding	219,834,130	194,627,127
Adjustments for stock compensation	2,284,607	1,168,346
Weighted average number of common shares outstanding for diluted earnings per share	222,118,737	195,795,473

Diluted earnings per share
Continuing operations	$2.31	$0.56
Discontinued operations (1)	(0.31)	0.02
Diluted earnings per share	$2.00	$0.58
(1) For the year ended December 31, 2021, diluted loss per share from discontinued operations is calculated based on 219,834,130 weighted average number of common shares outstanding. The 2,284,607 units of adjustments for stock compensation are anti-dilutive, as their inclusion would result in a lower diluted loss per share from discontinued operations.

31.    COMPENSATION EXPENSE

The breakdown of compensation expense, including the annual incentive plan (“AIP”) and long-term incentive plan (“LTIP”) related to various compensation arrangements, is set out below. AIP awards include both short-term (cash and one-year DSUs) and long-term (three-year DSUs, stock options, restricted shares and PSUs) incentives.

(in thousands of U.S. dollars)
For the years ended December 31	2021	2020

Salaries and benefits (1)	$43,630	$34,501
Annual incentive plan ("AIP")	32,228	17,787
Long-term incentive plan ("LTIP")	14,093	(193)
Total compensation expense (1)	$89,951	$52,095
(1) Comparative figures have been adjusted to conform with the current period presentation (Note 2).

The changes to transactions of the various cash-based and equity-based arrangements during the years ended December 31, 2021 and 2020 are detailed in the sections below.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Annual incentive plan

(in thousands of U.S. dollars)
For the years ended December 31	2021	2020

Cash-based	$15,922	$12,088
Equity-based	16,306	5,699
Total AIP expense	$32,228	$17,787

The Company’s AIP provides for an aggregate bonus pool based on the sum of all employees’ individual AIP targets. The portion of the pool attributable to senior executive management is market-benchmarked and subject to an adjustment factor, as approved by the Board, of between 50% and 150%, based on achievement of Company performance objectives determined by the Board at the beginning of each year. The final pool is then allocated among employees based on individual and collective performance. AIP awards will be made in cash and equity-based grants, with the proportion of equity-based awards being correlated to the seniority of an individual’s role within the Company.

Cash-based AIP expense

For the year ended December 31, 2021, the Company recognized $15,922 in cash-based AIP expense (2020 - $12,088), of which $15,724 relates to current-year entitlements, and the remainder relates to prior-year adjustments that were paid during 2021.

The following table summarizes the movement in the AIP liability:

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020
Balance, beginning of year	$631	$20
AIP expense	15,922	12,088
Payments	(16,270)	(11,762)
Translation adjustment	(210)	285
Balance, end of year	$73	$631

Equity-based AIP expense

For the year ended December 31, 2021, the Company recognized $16,306 in equity-based AIP expense (2020 - $5,699), of which $7,308 (2020 - $1,631) relates to current-year entitlements of performance share units (PSUs), deferred share units (DSUs), stock options and restricted shares. The remaining $8,998 (2020 - $4,068) relates to the amortization of PSUs, DSUs, stock options and restricted shares granted in prior years, along with the revaluation of PSUs at each reporting date as the total liability amount is dependent on the Company's share price.

Of the total equity-based AIP expense, the Company recognized $10,321 (2020 - $3,633) in cash-settled AIP expense related to PSUs and $5,985 (2020 - $2,066) in equity-settled AIP expense related to DSUs, stock options and restricted shares.

The following table summarizes the movement in the PSU liability:

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020
Balance, beginning of year	$6,489	$2,722
PSU expense	10,321	3,633
Payments	(4,755)	—
Translation adjustment	9	134
Balance, end of year	$12,064	$6,489

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Long-term incentive plan

(in thousands of U.S. dollars)
For the years ended December 31	2021	2020

Cash-based	$13,532	$(3,106)
Equity-based	561	2,913
Total LTIP expense	$14,093	$(193)

Cash-based LTIP expense

A liability for cash-component LTIP awards is accrued based on expected performance fees that would be generated from the fair value of the assets within each Investment Vehicle but disbursed only when such performance fees are earned and recognized as revenue. Changes in LTIP are primarily caused by changes to fair values of the underlying investments, which result from timing and cash flow changes at the project level of each Investment Vehicle, and changing business conditions.

For the year ended December 31, 2021, the Company increased its accrual related to cash-component LTIP by $13,532 (2020 - decrease of $3,106) as a result of an increase in expected future performance fees from Investment Vehicles that will be paid to management when cash is received from each investment over time.

The following table summarizes the movement in the LTIP liability:

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020
Balance, beginning of year	$11,688	$16,332
LTIP expense (recovery)	13,532	(3,106)
Payments	(3,775)	(1,579)
Translation adjustment	(14)	41
Balance, end of year	$21,431	$11,688

Equity-based LTIP expense

For the year ended December 31, 2021, the Company recorded $561 in equity-based LTIP expense (2020 - $2,913), which relates to current-year entitlements as well as DSUs and stock options granted in prior years. LTIP expense related to income from THP1 US (a U.S. residential development investment) is paid in DSUs vesting in equal tranches over a three-year period commencing on the anniversary date of each grant, pursuant to the LTIP as amended on May 6, 2019. LTIP DSU awards prior to this LTIP amendment date vested equally over a five-year period commencing on the anniversary of each grant. Compensation expense related to the stock options is recognized on a graded vesting basis.

Stock option plan

For the year ended December 31, 2021, the Company recorded a stock option expense of $249 (2020 - $2,321), comprised of $230 of AIP expense (2020 - $90) and $19 of LTIP expense (2020 - $2,231).

The following tables summarize the movement in the stock option plan during the years ended December 31, 2021 and December 31, 2020.

	TSX		NYSE
For the year ended December 31, 2021	Number of options	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (USD)

Opening balance - outstanding	2,241,339	$10.34	—	$—
Granted	25,890	18.85	31,764	14.67
Exercised	(281,666)	10.37	—	—
Ending balance - outstanding	1,985,563	$10.45	31,764	$14.67

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

	TSX		NYSE
For the year ended December 31, 2020	Number of options	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (USD)

Opening balance - outstanding	4,572,010	$9.24	—	$—
Granted	199,380	11.50	—	—
Exercised	(644,717)	7.87	—	—
Canceled	(1,750,334)	8.55	—	—
Forfeited	(135,000)	9.74	—	—
Ending balance - outstanding	2,241,339	$10.34	—	$—

The following table presents the inputs used to value the stock options granted in 2021:

For the years ended December 31	2021	2020
Risk-free interest rate (%)	1.26	0.45
Expected option life (years)	5.03	4.97
Expected volatility (%)	25.74	27.11

The following table summarizes the stock options outstanding as at December 31, 2021:

		December 31, 2021
Grant date	Expiration date	Options outstanding	Options exercisable	Exercise price of outstanding options (CAD)	Exercise price of outstanding options (USD)

November 14, 2016	November 14, 2023	550,000	550,000	$8.85	$—
December 15, 2017	December 15, 2024	800,000	800,000	11.35	—
December 17, 2018	December 17, 2025	410,293	410,293	9.81	—
December 15, 2020	December 15, 2027	199,380	66,459	11.50	—
December 15, 2021	December 15, 2028	25,890	—	18.85	—
December 15, 2021	December 15, 2028	31,764	—	—	14.67
Total		2,017,327	1,826,752	$10.45	$14.67

AIP liability is recorded within amounts payable and accrued liabilities, and the equity component is included in the contributed surplus. The breakdown is presented below.

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020
Amounts payable and accrued liabilities (Note 12)(1)	$12,137	$7,120
Equity - contributed surplus	13,332	8,755
Total AIP	$25,469	$15,875
(1) This balance includes outstanding PSU liability of $12,064 (2020 - $6,489) and cash-based AIP liability of $73 (2020 - $631).

LTIP liability and equity components are presented on the balance sheet as follows:

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020
LTIP - liability	$21,431	$11,688
Equity - contributed surplus	7,914	9,557
Total LTIP	$29,345	$21,245

32.    PERFORMANCE FEES LIABILITY

The actual amounts of performance fee revenue to be received and paid will depend on the cash realizations of Investment Vehicles and the performance of underlying investments. Recognizing such fee revenue is only permitted when the receipt is highly probable such that a significant amount of the cumulative fee revenue will not

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

reverse. Any corresponding payable to participating unitholders, however, must be recognized by the Company as an expense and a liability in the period in which the change in underlying investment valuation occurs, although the change in the liability is unrealized and is a non-cash expense.

The following table summarizes the movement in performance fees liability for the years ended December 31, 2021 and December 31, 2020:

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020
Balance, beginning of year	$6,242	$5,077
Performance fees expense	42,272	1,055
Payments	(196)	—
Translation adjustment	40	110
Balance, end of year	$48,358	$6,242

For the year ended December 31, 2021, the Company recorded a total of $132,223 (2020 - $53,150) in connection with employment-related costs, including compensation expense (Note 31) and performance fees expense.

33.    SEGMENTED INFORMATION

In accordance with IFRS 8, Operating Segments ("IFRS 8"), the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The Company evaluates segment performance based on the revenue and income of each operating segment.

Tricon is comprised of four operating segments and five reportable segments. The Company's corporate office provides support functions, and therefore, it does not represent an operating segment but rather it is included as a reportable segment. The reportable segments are business units offering different products and services, and are managed separately due to their distinct natures although they are related and complementary.

These five reportable segments have been determined by the Company’s chief operating decision-makers.

•Single-Family Rental business includes owning and operating single-family rental homes primarily within major cities in the U.S. Sun Belt.

•Multi-Family Rental business includes owning and operating garden-style multi-family rental properties primarily in the U.S. Sun Belt and condominium-quality rental apartments in downtown Toronto. The Selby, a Canadian multi-family rental property, is included within this segment; however, given that it is an equity-accounted investment, its operational results are presented as a single line within this segment. Effective March 31, 2021, Tricon's investments in U.S. multi-family rental are also presented within income from equity-accounted investments in multi-family rental properties (Note 7).

•Residential Development business includes designing and developing premier multi-family rental properties in Toronto. Canadian development properties (The James and The Shops of Summerhill) and the Company's remaining equity-accounted Canadian residential development activities are included in this segment. The segment also includes Tricon’s investments in U.S. residential developments.

•Private Funds and Advisory business includes providing asset management, property management and development management services. The Company’s asset management services are provided to Investment Vehicles that own the single-family rental homes, multi-family rental properties and residential developments described above. The Company’s property management function generates property management fees, construction management fees and leasing commissions through its technology-enabled platform used to operate the Company’s rental portfolio. In addition, Tricon earns market-based development management fees from its residential developments in the United States and Canada.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

•Corporate activities include providing support functions in the areas of accounting, treasury, credit management, information technology, legal, and human resources. Certain corporate costs such as directly identifiable compensation expense incurred on behalf of the Company's operating segments are allocated to each operating segment, where appropriate. Certain property management activities are also considered as part of corporate-level costs for the purpose of segment reporting. Those costs include salaries of employees engaged in leasing, acquisition, disposition and other property management-related activities.

Direct property-level operating expenses are included in the net operating income of the single-family rental business.

Inter-segment revenues adjustments

Inter-segment revenues are determined under terms that approximate market value. For the year ended December 31, 2021, the adjustment to external revenues when determining segmented revenues consists of property management revenues earned from consolidated entities totaling $72,077 (2020 - $44,569), development revenues earned from consolidated entities totaling $1,557 (2020 - $740) and asset management revenues earned from consolidated entities totaling $4,941 (2020 - nil), which were eliminated on consolidation to arrive at the Company’s consolidated revenues in accordance with IFRS.

(in thousands of U.S. dollars)
For the year ended December 31, 2021	Single-Family Rental(1)	Multi-Family Rental(1)	Residential Development (1)	Private Funds and Advisory(1)	Corporate(1)	Consolidated results

Revenue from single-family rental properties	$441,743	$—	$—	$—	$—	$441,743
Direct operating expenses	(145,768)	—	—	—	—	(145,768)
Net operating income from single-family rental properties	295,975	—	—	—	—	295,975

Revenue from private funds and advisory services	—	—	—	50,693	—	50,693

Income from equity-accounted investments in multi-family rental properties	—	75,333	—	—	—	75,333
Income from equity-accounted investments in Canadian residential developments	—	—	8,200	—	—	8,200
Other income	—	—	1,327	—	3,459	4,786
Income from investments in U.S. residential developments	—	—	31,726	—	—	31,726
Compensation expense	—	—	—	—	(89,951)	(89,951)
Performance fees expense	—	—	—	—	(42,272)	(42,272)
General and administration expense	—	—	—	—	(41,420)	(41,420)
Loss on debt extinguishment	—	—	—	—	(3,497)	(3,497)
Transaction costs	—	—	—	—	(13,260)	(13,260)
Interest expense	—	—	—	—	(147,680)	(147,680)
Fair value gain on rental properties	—	—	—	—	990,575	990,575
Fair value gain on Canadian development properties	—	—	—	—	10,098	10,098
Fair value loss on derivative financial instruments and other liabilities	—	—	—	—	(220,177)	(220,177)
Amortization and depreciation expense	—	—	—	—	(12,129)	(12,129)
Realized and unrealized foreign exchange loss	—	—	—	—	(2,934)	(2,934)
Net change in fair value of limited partners’ interests in single-family rental business	—	—	—	—	(185,921)	(185,921)
Income tax expense	—	—	—	—	(191,056)	(191,056)
Segment net income from continuing operations	$295,975	$75,333	$41,253	$50,693	$53,835	$517,089
Segment net loss from discontinued operations	—	(67,562)	—	—	—	(67,562)
Segment net income	$295,975	$7,771	$41,253	$50,693	$53,835	$449,527
(1) Financial information for each segment is presented on a consolidated basis.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(in thousands of U.S. dollars)
For the year ended December 31, 2020	Single-Family Rental(1)	Multi-Family Rental(1)	Residential Development (1)	Private Funds and Advisory(1)	Corporate(1)	Consolidated results

Revenue from single-family rental properties	$366,982	$—	$—	$—	$—	$366,982
Direct operating expenses	(121,242)	—	—	—	—	(121,242)
Net operating income from single-family rental properties	245,740	—	—	—	—	245,740

Revenue from private funds and advisory services	—	—	—	34,090	—	34,090

Income from equity-accounted investments in multi-family rental properties	—	746	—	—	—	746
Income from equity-accounted investments in Canadian residential developments	—	—	13,378	—	—	13,378
Other income	—	—	791	—	1,774	2,565
Loss from investments in U.S. residential developments	—	—	(61,776)	—	—	(61,776)
Compensation expense	—	—	—	—	(52,095)	(52,095)
Performance fees expense	—	—	—	—	(1,055)	(1,055)
General and administration expense	—	—	—	—	(34,235)	(34,235)
Transaction costs	—	—	—	—	(11,607)	(11,607)
Interest expense	—	—	—	—	(137,146)	(137,146)
Fair value gain on rental properties	—	—	—	—	220,849	220,849
Fair value loss on derivative financial instruments and other liabilities	—	—	—	—	(7,461)	(7,461)
Amortization and depreciation expense	—	—	—	—	(10,826)	(10,826)
Realized and unrealized foreign exchange loss	—	—	—	—	(170)	(170)
Net change in fair value of limited partners’ interests in single-family rental business	—	—	—	—	(50,581)	(50,581)
Income tax expense	—	—	—	—	(37,779)	(37,779)
Segment net income (loss) from continuing operations	$245,740	$746	$(47,607)	$34,090	$(120,332)	$112,637
Segment net income from discontinued operations	—	3,776	—	—	—	3,776
Segment net income (loss)	$245,740	$4,522	$(47,607)	$34,090	$(120,332)	$116,413
(1) Financial information for each segment is presented on a consolidated basis.

34.    RELATED PARTY TRANSACTIONS AND BALANCES

Related parties include subsidiaries, associates, joint ventures, structured entities, key management personnel, the Board of Directors (“Directors”), immediate family members of key management personnel and Directors, and entities which are directly or indirectly controlled by, jointly controlled by or significantly influenced by key management personnel, Directors or their close family members.

In the normal course of operations, the Company executes transactions on market terms with related parties that have been measured at the exchange value and are recognized in the consolidated financial statements, including, but not limited to: asset management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; purchase and sale agreements; capital commitments to Investment Vehicles; and development of residential real estate assets. In connection with the Investment Vehicles, the Company has unfunded capital commitments of $550,194 as at December 31, 2021. Transactions and balances between consolidated entities are fully eliminated upon consolidation. Transactions and balances with unconsolidated structured entities are disclosed in Note 20.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Transactions with related parties

The following table lists the related party balances included within the consolidated financial statements.

(in thousands of U.S. dollars)
For the years ended December 31	2021	2020

Revenue from private funds and advisory services	$50,693	$34,090
Income from equity-accounted investments in multi-family rental properties	75,333	746
Income from equity-accounted investments in Canadian residential developments	8,200	13,378
Income (loss) from investments in U.S. residential developments	31,726	(61,776)
Performance fees expense	(42,272)	(1,055)
Net income (loss) recognized from related parties	$123,680	$(14,617)

Balances arising from transactions with related parties

The items set out below are included on various line items in the Company’s consolidated financial statements.

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020

Receivables from related parties included in amounts receivable
Contractual fees and other receivables from investments managed	$11,906	$8,855
Employee relocation housing loans(1)	1,578	2,001
Loan receivables from portfolio investments	8,629	13,937
Annual incentive plan(2)	25,469	15,875
Long-term incentive plan(2)	29,345	21,245
Performance fees liability	48,358	6,242
Dividends payable	472	440
Other payables to related parties included in amounts payable and accrued liabilities	200	972
(1) The employee relocation housing loan is non-interest bearing for a term of ten years, maturing in 2028.
(2) Balances from compensation arrangements are due to employees deemed to be key management of the Company.

The receivables are unsecured and non-interest bearing. There are no provisions recorded against receivables from related parties at December 31, 2021 (December 31, 2020 - nil).

Key management compensation

Key management includes the Named Executive Officers (“NEOs”), who are (i) the Chief Executive Officer, (ii) the Chief Financial Officer, (iii) each of the three other most highly-compensated executive officers of the Company, or the three most highly compensated individuals acting in a similar capacity at the end of the financial year, and (iv) any person who would be an NEO under (iii) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the financial year. Compensation paid and awarded to key management for employee services is based on employment agreements and is as follows:

(in thousands of U.S. dollars)
For the years ended December 31	2021	2020

Total salaries and benefits	$2,558	$2,090
Total AIP	13,945	7,955
Total LTIP	3,882	740
Total performance fees expense (1)	26,487	664
Total key management compensation	$46,872	$11,449
(1) For the year ended December 31, 2021, total performance fees expense includes a realized amount of $122, which was paid to NEOs (2020 - nil) and the remaining performance fees expense is unrealized (Note 32).

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

35.    FINANCIAL RISK MANAGEMENT

The Company is exposed to the following risks as a result of holding financial instruments: market risk (i.e., interest rate risk, foreign currency risk and other price risk that may impact the fair value of financial instruments), credit risk and liquidity risk. The following is a description of these risks and how they are managed.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, foreign currency rates and changes in market prices due to other factors, such as changes in equity prices or credit spreads. The Company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and by holding financial contracts such as interest rate derivatives to minimize residual exposures.

The sensitivities to market risks included below are based on a change in one factor while holding all other factors constant. In practice, this is unlikely to occur, and changes in some of the factors may be correlated - for example, changes in interest rates and changes in foreign currency rates.

Financial instruments held by the Company that are subject to market risk include other financial assets, borrowings and derivative instruments such as interest rate cap contracts.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature.

The Company’s assets largely consist of long-term interest-sensitive physical real estate assets. Accordingly, the Company’s financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt. These financial liabilities are recorded at their amortized cost. The Company also holds interest rate caps to limit its exposure to increases in interest rates on floating-rate debt and sometimes holds interest rate contracts to lock in fixed rates on anticipated future debt issuances and as an economic hedge against the changes in the value of long-term interest-sensitive physical real estate assets that have not been otherwise matched with fixed-rate debt. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. To limit its exposure to interest rate risk, the Company has a mixed portfolio of fixed-rate and variable-rate debt, with $2,703,628 in fixed-rate debt and $1,251,023 in variable-rate debt as at December 31, 2021. If interest rates had been 50 basis points higher or lower, with all other variables held constant, interest expense would have increased (decreased) by:

For the years ended December 31	2021		2020
(in thousands of U.S. dollars)	50 bps increase	50 bps decrease	50 bps increase	50 bps decrease

Interest expense	$1,905	$(227)	$5,428	$(3,221)

Foreign currency risk

Changes in foreign currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar, which is the functional and presentation currency of the Company. The Company has exposure to monetary and non-monetary foreign currency risk due to the effects of changes in foreign exchange rates related to consolidated Canadian subsidiaries, equity-accounted investments, and cash and debt in Canadian dollars held at the corporate level. The Company manages foreign currency risk by raising equity in Canadian dollars and by matching its principal cash outflows to the currency in which the principal cash inflows are denominated.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The impact of a 1% increase or decrease in the Canadian dollar exchange rate would result in the following impacts to assets and liabilities:

For the years ended December 31	2021		2020
(in thousands of U.S. dollars)	1% increase	1% decrease	1% increase	1% decrease

Assets
Equity-accounted investments in multi-family rental properties	$209	$(209)	$210	$(210)
Equity-accounted investments in Canadian residential developments	988	(988)	744	(744)
Canadian development properties	1,335	(1,335)	1,107	(1,107)
Investments in U.S. residential developments	3	(3)	6	(6)
	$2,535	$(2,535)	$2,067	$(2,067)

Liabilities
Debt	482	(482)	715	(715)
	$482	$(482)	$715	$(715)

Foreign exchange volatility is already embedded in the fair value of derivative financial instruments (Note 21), and therefore is excluded from the sensitivity calculations above.

Other price risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads. The Company does not hold any financial instruments that are exposed to equity price risk including equity securities and equity derivatives.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause financial loss for the other party by failing to discharge an obligation.

The Company has no significant concentrations of credit risk and its exposure to credit risk arises primarily through loans and receivables which are due primarily from associates. The loans and receivables due from associates are subject to the risk that the underlying real estate assets may not generate sufficient cash inflows in order to recover them. The Company manages this risk by:

•    Ensuring a due diligence process is conducted on each investment prior to funding;

•    Approving all loan disbursements by management;

•    Approving of total loan facilities by the Investment Committee; and

•    Actively monitoring the loan portfolio and initiating recovery procedures when necessary.

The Company assesses all counterparties, including its partners, for credit risk before contracting with them. The Company does not include any collateral or other credit risk enhancers, which may reduce the Company’s exposure.

The Company provides loans to land developers, which are represented as debt investments. The credit quality of these investments is based on the financial performance of the underlying real estate assets. For those assets that are not past due, it is believed that the capital repayments and interest payments will be made in accordance with the agreed terms and conditions. No terms or conditions have been renegotiated.

At December 31, 2021, the Company’s exposure to credit risk arising from its investment in debt instruments was $8,629 (December 31, 2020 – $13,937). Through the equity portion of its investments, the Company is also

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

indirectly exposed to credit risk arising on loans advanced by investees to individual real estate development projects.

Credit risk also arises from the possibility that residents may experience financial difficulty and be unable to fulfill their lease commitments. A provision for bad debt (or expected credit loss) is taken for all anticipated collectability risks. The Company also manages credit risk by performing resident underwriting due diligence during the leasing process. As at December 31, 2021, the Company had rent receivables of $4,510 (December 31, 2020 – $4,274), net of bad debt, which adequately reflects the Company's credit risk.

Liquidity risk

The real estate industry is highly capital intensive. Liquidity risk is the risk that the Company may have difficulty in meeting obligations associated with its financial liabilities as they fall due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. The Company's liquidity risk management includes maintaining sufficient cash on hand and the availability of funding through an adequate amount of committed credit facilities, as well as performing periodic cash flow forecasts to ensure the Company has sufficient cash to meet operational and financing costs. The Company's primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn available credit facilities. Cash flow generated from operating the rental property portfolio represents the primary source of liquidity used to service the interest on the property-level debt and fund direct property operating expenses, as well as reinvest in the portfolio through capital expenditures.

The Company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The Company believes these risks are mitigated through the use of long-term debt secured by high-quality assets, by maintaining certain debt levels that are set by management, and by staggering maturities over an extended period.

The following tables present the contractual maturities of the Company’s financial liabilities at December 31, 2021 and December 31, 2020, excluding remaining unamortized deferred financing fees and debt discount:

(in thousands of U.S. dollars)
As at December 31, 2021	Due on demand and within the year	From 1 to 2 years	From 3 to 4 years	From 5 years and later	Total
Liabilities
Debt(1)	$254,805	$822,163	$2,439,432	$438,251	$3,954,651
Other liabilities	—	8,538	7,863	18,347	34,748
Limited partners' interests in single-family rental business	—	—	600,572	346,880	947,452
Derivative financial instruments	—	—	—	230,305	230,305
Due to Affiliate	—	—	—	300,000	300,000
Amounts payable and accrued liabilities	102,954	—	—	—	102,954
Resident security deposits	56,785	—	—	—	56,785
Dividends payable	15,821	—	—	—	15,821
Total	$430,365	$830,701	$3,047,867	$1,333,783	$5,642,716
(1) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(in thousands of U.S. dollars)
As at December 31, 2020	Due on demand and within the year	From 1 to 2 years	From 3 to 4 years	From 5 years and later	Total
Liabilities
Debt(1)	$274,526	$1,236,540	$1,325,709	$1,327,292	$4,164,067
Other liabilities	—	3,122	1,463	551	5,136
Limited partners' interests in single-family rental business	—	—	—	356,305	356,305
Convertible debentures	—	172,400	—	—	172,400
Derivative financial instruments(2)	—	—	—	45,494	45,494
Due to Affiliate	—	—	—	300,000	300,000
Amounts payable and accrued liabilities	98,290	—	—	—	98,290
Resident security deposits	45,157	—	—	—	45,157
Dividends payable	10,641	—	—	—	10,641
Total	$428,614	$1,412,062	$1,327,172	$2,029,642	$5,197,490
(1) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.
(2) Includes the exchange/prepayment option related to Due to Affiliate (Note 20). Excludes the conversion and redemption options related to the 2022 convertible debentures as the fair value is an asset to the Company as at December 31, 2020.

The future repayments of principal and interest on financial liabilities are as follows, excluding remaining unamortized deferred financing fees and debt discount:

(in thousands of U.S. dollars)
As at December 31, 2021	Within the year	From 1 to 2 years	From 3 to 4 years	From 5 years and later	Total
Principal
Debt(1),(2)	$254,805	$822,163	$2,439,432	$438,251	$3,954,651
Due to Affiliate	—	—	—	300,000	300,000
Interest
Debt(1)	91,788	178,453	97,003	7,975	375,219
Due to Affiliate(3)	17,250	34,500	34,500	140,333	226,583
Total	$363,843	$1,035,116	$2,570,935	$886,559	$4,856,453
(1) Certain mortgages' principal and interest repayments were translated to U.S. dollars at the period-end exchange rate.
(2) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.
(3) Reflects the contractual maturity date of September 3, 2032.

The details of the net liabilities are shown below:

(in thousands of U.S. dollars)	December 31, 2021	December 31, 2020
Cash	$176,894	$55,158
Amounts receivable	41,582	25,593
Prepaid expenses and deposits	32,946	13,659
Current assets	251,422	94,410

Amounts payable and accrued liabilities	102,954	98,290
Resident security deposits	56,785	45,157
Dividends payable	15,821	10,641
Current portion of long-term debt	254,805	274,190
Current liabilities	430,365	428,278

Net current liabilities	$(178,943)	$(333,868)

During the year ended December 31, 2021, the change in the Company’s liquidity resulted in a working capital deficit of $178,943 (December 31, 2020 - deficit of $333,868). The working capital deficit is primarily due to debt coming due in October 2022 for which the Company intends to negotiate an extension. The Company has

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

determined that its current financial obligations and working capital deficit are adequately funded from the available borrowing capacity and from operating cash flows. In addition, the Company has set aside cash in separate bank accounts, presented as non-current restricted cash on the consolidated balance sheets, to settle its obligations for resident security deposits.

As of December 31, 2021, there was no outstanding amount under the corporate credit facility (December 31, 2020 - $26,000) and $500,000 of the corporate credit facility remained available to the Company. During the year ended December 31, 2021, the Company received distributions of $74,944 (2020 - $78,378) from its investments.

36.    CAPITAL MANAGEMENT

The Company’s objectives when managing capital are: (i) to safeguard its ability to meet financial obligations and growth objectives, including future acquisitions; (ii) to provide an appropriate return to its shareholders; and (iii) to maintain an optimal capital structure that allows multiple financing options, should a financing need arise. The Company’s capital consists of debt (including credit facilities, term loans, mortgages, securitizations, convertible debentures and Due to Affiliate), cash and shareholders’ equity. In order to maintain or adjust the capital structure, the Company manages equity as capital and may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or subsidiary entity interests, repurchase and cancel shares or sell assets.

As of December 31, 2021, the Company was in compliance with all financial covenants in its debt facilities (Note 18).

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

37.    SUPPLEMENTARY CASH FLOW DETAILS

The details of the adjustments for non-cash items from continuing operations presented in operating activities of the cash flow statement are shown below:

(in thousands of U.S. dollars)
For the years ended December 31	2021	2020

Fair value gain on rental properties (Note 6)	$(990,575)	$(220,849)
Fair value gain on Canadian development properties (Note 9)	(10,098)	—
Fair value loss on derivative financial instruments and other liabilities (Note 21)	220,177	7,461
(Income) loss from investments in U.S. residential developments (Note 10)	(31,726)	61,776
Income from equity-accounted investments in multi-family rental properties (Note 7)	(75,333)	(746)
Income from equity-accounted investments in Canadian residential developments (Note 8)	(8,200)	(13,378)
Loss on debt extinguishment (Note 19)	3,497	—
Amortization and depreciation expense (Notes 24, 25)	12,129	10,826
Deferred income taxes (Note 14)	234,483	41,824
Net change in fair value of limited partners’ interests in single-family rental business (Note 26)	185,921	50,581
Amortization of debt discount and financing costs (Note 22)	15,603	10,594
Interest on lease obligation (Note 22)	968	328
Long-term incentive plan (Note 31)	14,093	(193)
Annual incentive plan (Note 31)	32,228	17,787
Performance fees expense (Note 32)	42,272	1,055
Unrealized foreign exchange gain	(4,850)	(6,946)
Adjustments for non-cash items from continuing operations	$(359,411)	$(39,880)

The following table presents the changes in non-cash working capital items from continuing operations for the years ended December 31, 2021 and December 31, 2020.

(in thousands of U.S. dollars)
For the years ended December 31	2021	2020

Amounts receivable	$(15,989)	$(16,641)
Prepaid expenses and deposits	(19,287)	(12,863)
Resident security deposits	11,628	45,157
Amounts payable and accrued liabilities	4,664	72,100
Non-cash working capital items acquired on deemed acquisition (1)	—	(69,584)
Non-cash working capital items acquired with Canadian development properties	—	(4,878)
Deduct non-cash working capital items from discontinued operations	(29,890)	(16,612)
Changes in non-cash working capital items from continuing operations	$(48,874)	$(3,321)
(1) The comparative figure has been adjusted to conform with the current period presentation to exclude $18,634 of non-cash working capital items acquired on the deemed acquisition of the U.S. multi-family rental business on January 1, 2020, which is now presented as discontinued operations (Notes 2 and 5).

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

38.    FINANCING ACTIVITIES

(in thousands of U.S. dollars)	As at December 31, 2020	Cash flows	Non-cash changes				As at December 31, 2021
			Foreign exchange movement	Fair value changes	Additions/(Dispositions)(1)	Other(2)

Term loan	$374,745	$(154,548)	$—	$—	$—	$—	$220,197
SFR JV-HD subscription facility	—	99,355	—	—	—	188	99,543
SFR JV-2 subscription facility	—	348,229	—	—	—	300	348,529
Securitization debt 2017-2	362,683	(4,994)	—	—	—	302	357,991
SFR JV-HD warehouse credit facility	—	64,585	—	—	—	386	64,971
SFR JV-2 warehouse credit facility	—	489,001	—	—	—	320	489,321
Securitization debt 2018-1	311,913	(1,062)	—	—	—	144	310,995
SFR JV-1 securitization debt 2019-1	326,767	(614)	—	—	—	1,271	327,424
SFR JV-1 securitization debt 2020-1	543,803	(584)	—	—	—	1,745	544,964
SFR JV-1 securitization debt 2021-1	—	673,324	—	—	—	329	673,653
Securitization debt 2020-2	432,817	(2,254)	—	—	—	1,121	431,684
SFR JV-1 subscription facility(3)	115,664	(116,000)	—	—	—	336	—
SFR JV-1 warehouse credit facility(3)	95,950	(97,249)	—	—	—	1,299	—
Warehouse credit facility(3)	10,110	(10,298)	—	—	—	188	—
Securitization debt 2017-1(3)	459,530	(459,530)	—	—	—	—	—
Term loan 2(3)	96,077	(96,077)	—	—	—	—	—
U.S. multi-family credit facility(1)	109,890	(109,890)	—	—	—	—	—
Mortgage tranche A(1)	160,090	—	—	—	(160,090)	—	—
Mortgage tranche B(1)	400,225	—	—	—	(400,225)	—	—
Mortgage tranche C(1)	240,135	—	—	—	(240,135)	—	—
Land loan	21,991	—	95	—	—	—	22,086
Mortgage	12,463	(420)	58	—	—	12	12,113
Vendor take-back (VTB) loan 2021(3)	25,564	(26,271)	707	—	—	—	—
Corporate credit facility	26,000	(26,000)	—	—	—	—	—
Corporate office mortgages	11,089	2,877	(4)	—	—	—	13,962
2022 convertible debentures(4)	165,956	—	—	—	—	(165,956)	—
Due to Affiliate	251,647	—	—	—	—	4,715	256,362
Derivative financial instruments(5),(6)	45,494	—	—	220,050	—	(35,239)	230,305
Limited partners' interests in single-family rental business	356,305	405,226	—	185,921	—	—	947,452
Lease obligations	6,403	(2,466)	—	—	25,887	968	30,792
Total liabilities from financing activities	$4,963,311	$974,340	$856	$405,971	$(774,563)	$(187,571)	$5,382,344
(1) On March 31, 2021, U.S. multi-family rental mortgages totaling $800,450 were deconsolidated from the Company's balance sheet in connection with the sale of an 80% interest in the U.S. multi-family rental portfolio (Note 5). The Company fully repaid the U.S. multi-family credit facility with the proceeds of the syndication, which is presented within change in cash from discontinued operations on the consolidated statement of cash flow.
(2) Includes amortization of transaction costs and debt discount and interest on lease obligations.
(3) These facilities were fully repaid during the year.
(4) For the year ended December 31, 2021, non-cash changes for the 2022 convertible debentures include $172,400 of principal converted or redeemed for common shares, net of debentures amortization of $1,899, debentures issuance costs of $1,048 and loss on debt extinguishment of $3,497.
(5) The embedded derivative on the 2022 convertible debentures was an asset of $841 as at December 31, 2020 and a liability of $14,681 prior to the redemption in full of the outstanding 2022 convertible debentures on September 9, 2021. For the year ended December 31, 2021, non-cash changes for derivative financial instruments include $34,398 of fair value converted to common shares upon the redemption of the 2022 convertible debentures.
(6) The interest rate cap component included in the derivative financial instruments was an asset of $363 as at December 31, 2021 and as a result is excluded from the above table and classified as an asset on the consolidated balance sheet.

Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(in thousands of U.S. dollars)	As at December 31, 2019	Cash flows	Non-cash changes				As at December 31, 2020
			Foreign exchange movement	Fair value changes	Additions	Other(1)

SFR JV-1 subscription facility	$—	$(70,001)	$—	$—	$185,161	$504	$115,664
SFR JV-1 warehouse credit facility	—	(115,340)	—	—	209,998	1,292	95,950
Term loan 2	—	—	—	—	96,077	—	96,077
Warehouse credit facility	—	(19,770)	—	—	29,864	16	10,110
Securitization debt 2016-1	—	(357,478)	—	—	357,478	—	—
Securitization debt 2017-1	—	(1,771)	—	—	461,301	—	459,530
Term loan	—	(255)	—	—	375,000	—	374,745
Securitization debt 2017-2	—	(897)	—	—	363,357	223	362,683
Securitization debt 2018-1	—	(1,403)	—	—	313,093	223	311,913
SFR JV-1 securitization debt 2019-1	—	(10)	—	—	325,511	1,266	326,767
SFR JV-1 securitization debt 2020-1	—	543,001	—	—	—	802	543,803
Securitization debt 2020-2	—	432,662	—	—	—	155	432,817
U.S. multi-family credit facility	—	(6,000)	—	—	115,890	—	109,890
Mortgage tranche A	—	—	—	—	160,090	—	160,090
Mortgage tranche B	—	—	—	—	400,225	—	400,225
Mortgage tranche C	—	—	—	—	240,135	—	240,135
Vendor take-back (VTB) loan 2020	—	(10,880)	566	—	10,314	—	—
Land loan	—	—	940	—	21,051	—	21,991
Vendor take-back (VTB) loan 2021	—	—	1,680	—	23,884	—	25,564
Mortgage	—	(379)	817	—	12,019	6	12,463
Corporate credit facility	297,000	(271,000)	—	—	—	—	26,000
Corporate office mortgages	11,153	(275)	211	—	—	—	11,089
2022 convertible debentures	161,311	—	—	—	—	4,645	165,956
Due to Affiliate	—	287,798	—	—	(37,613)	1,462	251,647
Derivative financial instruments(2)	657	—	—	6,422	37,574	841	45,494
Limited partners' interests in single-family rental business	—	19,950	—	50,581	285,774	—	356,305
Lease obligations	1,089	(2,415)	—	—	7,401	328	6,403
Other liabilities	13,375	(14,922)	—	1,039	508	—	—
Total liabilities from financing activities	$484,585	$410,615	$4,214	$58,042	$3,994,092	$11,763	$4,963,311
(1) Includes amortization of transaction costs and debt discount and interest on lease obligations.
(2) Represents the embedded derivative liability on the 2022 convertible debentures.

39.    INDEMNIFICATION

Pursuant to Indemniﬁcation Agreements with certain General Partners of Limited Partnerships managed by the Company and certain shareholders of the Company (who are also officers and directors of the Company), the Company has agreed to indemnify the General Partners and those shareholders and, where applicable, any of their directors, officers, agents and employees (collectively, the Indemniﬁed Parties) for any past, present or future amounts paid or payable by any of the Indemniﬁed Parties to the Limited Partnership in the form of a capital contribution or clawback guarantee relating to performance fees for any claim or obligation, as set out in the Limited Partnership Agreements. There are no amounts payable in respect of this indemniﬁcation as of December 31, 2021 (December 31, 2020 – nil).

40.    SUBSEQUENT EVENTS

Quarterly dividend

On March 1, 2022, the Board of Directors of the Company declared a dividend of $0.058 per common share in U.S. dollars payable on or after April 15, 2022 to shareholders of record on March 31, 2022.

7 St. Thomas Street, Suite 801 Toronto, Ontario M5S 2B7
T 416-925-7228 F 416-925-7964 www.triconresidential.com